As filed with the Securities and Exchange Commission on April 23, 2008
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ARTES MEDICAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0870808 (I.R.S. Employer Identification No.)
5870 Pacific Center Boulevard
San Diego, California 92121
(858) 550-9999
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Diane S. Goostree
President and Chief Executive Officer
Artes Medical, Inc.
5870 Pacific Center Boulevard
San Diego, California 92121
(858) 550-9999
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

COPIES TO:
Jeffrey C. Thacker
Heller Ehrman LLP
4350 La Jolla Village Drive, Seventh Floor
San Diego, California 92122

Approximate date of commencement of proposed sale to the public:
From time to time after this registration statement becomes effective as determined by the selling security holders.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)
Calculation of Registration Fee

		Proposed	Proposed
	Amount	maximum	maximum	Amount of
Title of each class of	to be	offering price	aggregate	registration
securities to be registered	registered(1)	per share(2)	offering price(2)	fee
Common Stock (par value $0.001 per share)	1,948,821	$1.12	$2,182,680	$86

(1)	Includes 1,948,821 shares issuable upon exercise of warrants to purchase shares of our common stock. The common stock registered hereby shall, in accordance with Rule 416 under the Securities Act, also be deemed to cover additional securities to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to rule 457(c) under the Securities Act, based upon the average of the high and low sales prices of our common stock, as reported on the NASDAQ Global Market, on April 18, 2008.
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 23, 2008
PROSPECTUS
1,948,821 Shares
Common Stock
     This prospectus may be used only in connection with the resale, from time to time, by the selling security holders identified in this prospectus of up to 1,948,821 shares of our common stock, par value $0.001 per share, that may be acquired by the selling security holders upon the exercise of warrants we issued to the selling security holders in connection with previously completed financing transactions.
     We may receive proceeds from the exercise of the warrants, but only if the selling security holders exercise their respective warrants in cash. The selling security holders may sell the shares of common stock acquired by exercise of their warrants through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling security holders, the purchasers of the shares, or both. See “Plan of Distribution” for a more complete description of the ways in which the shares may be sold. We will not receive any proceeds from any sale by the selling security holders of the common stock covered by this prospectus. We have agreed to pay the fees and expenses of the registration of shares for one counsel of Cowen Healthcare Royalty Partners, L.P., or CHRP, up to $50,000 in the aggregate.
     Investing in our common stock involves risks. See “Risk Factors” beginning on page 2 of this prospectus.
     Our common stock is quoted on the NASDAQ Global Market under the symbol “ARTE.” On April 18, 2008, the last reported sale price of our common stock on the NASDAQ Global Market was $1.12.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                                         , 2008.

ARTES MEDICAL, INC.
          Artes Medical, Inc., a Delaware corporation founded in 1999, is a medical technology company focused on developing, manufacturing and commercializing a new category of injectable aesthetic products for the dermatology and plastic surgery markets. On October 27, 2006, the FDA approved ArteFill, our non-resorbable aesthetic injectable implant for the correction of facial wrinkles known as smile lines, or nasolabial folds, for commercial sale in the United States. We commenced commercial shipments of ArteFill in February 2007. Currently, there are two categories of injectable aesthetic products used for the treatment of facial wrinkles: temporary muscle paralytics, which block nerve impulses to temporarily paralyze the muscles that cause facial wrinkles, and dermal fillers, which are injected into the skin or deeper facial tissues beneath a wrinkle to help reduce the appearance of the wrinkle. Unlike existing temporary muscle paralytics and other dermal fillers, which are comprised of materials that are completely metabolized and absorbed by the body, ArteFill is a proprietary formulation comprised of polymethylmethacrylate, or PMMA, microspheres and bovine collagen, or collagen derived from calf hides. PMMA is one of the most widely used artificial materials in implantable medical devices, and is not absorbed or degraded by the human body. Following injection, the PMMA microspheres in ArteFill remain intact at the injection site and provide a permanent support structure to fill in the existing wrinkle and help prevent further wrinkling. As a result, we believe that ArteFill will provide patients with aesthetic benefits that may last for years.
          We market and sell ArteFill to dermatologists, plastic surgeons and cosmetic surgeons in the United States through our direct sales force. We target dermatologists, plastic surgeons and cosmetic surgeons whom we have identified as having performed a large number of procedures involving injectable aesthetic products. These physicians are geographically concentrated in major urban centers in the United States. As part of our marketing and sales program, we train physicians in the technique of injecting ArteFill with the goal of optimizing patient and physician satisfaction with our product.
          Our principal executive offices are located at 5870 Pacific Center Boulevard, San Diego, California 92121, and our telephone number is (858) 550-9999. Our website is located at http://www.artesmedical.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.
ABOUT THIS PROSPECTUS
     This prospectus relates to the resale by the selling security holders listed under the section titled “Selling Security Holders” below of up to 1,948,821 shares of our common stock issuable upon exercise of outstanding warrants.
     This prospectus constitutes part of the registration statement on Form S-3 filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), utilizing a “shelf” registration or continuous offering process and may be supplemented by one or more prospectus supplements. It omits some of the information contained in the registration statement and reference is made to the registration statement for further information with respect to us and the securities being offered by the selling security holders. Any statement contained in the prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Securities and Exchange Commission is not necessarily complete, and in each instance, reference is made to the copy of the document filed.
     You should rely only on information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. These securities will not be sold in any jurisdiction where such sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus or earlier dates as specified herein. Our business, financial condition, results of operations and prospects may have changed since those dates.
     This prospectus provides you with a general description of the common stock that will be sold pursuant to this prospectus. The registration statement filed with the Securities and Exchange Commission includes exhibits that provide more details about the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the Securities and Exchange Commission, together with the additional information described under “Where You Can Find Additional Information.”
     In February 2008, we issued two warrants to purchase an aggregate of 1,675,000 shares of common stock to Cowen Healthcare Royalty Partners, L.P., or CHRP, in connection with a financing arrangement in which we raised $21.5 million. Under the terms of a Note and Warrant Purchase Agreement, dated January 28, 2008, between CHRP and us, we issued CHRP a warrant to purchase 1,300,000 shares of our common stock, at an exercise price of $5.00 per share. Under the terms of a Revenue Interest Financing and Warrant Purchase Agreement, dated January 28, 2008, between CHRP and us, we issued CHRP a warrant to purchase 375,000 shares of common stock, at an exercise price of $3.125 per share. Both of the warrants issued to CHRP, or collectively the CHRP Warrants, have a term of five years, and contain net exercise provisions. We entered into an Investor Rights Agreement, dated February 12, 2008, or the CHRP IRA, with CHRP in which we agreed to register the shares of common stock underlying the CHRP Warrants in this prospectus.

     Prior to our initial public offering in December 2006, we raised funds to support our operations through a series of private financing transactions to investors other than CHRP. In these transactions, we typically sold shares of our equity securities and warrants to purchase shares of our equity securities. We also raised funds by issuing convertible promissory notes and warrants to purchase shares of our equity securities. The investors in these transactions are parties to an Amended and Restated Investor Rights Agreement, dated June 23, 2006, or the Amended IRA, in which we provided these investors with certain registration rights, including the right to request us to register the shares of common stock underlying certain warrants held by these investors in this prospectus. The holders of warrants to purchase an aggregate of 273,821 shares of common stock have requested to have the underlying shares of common stock registered in this registration statement. These warrants have exercise prices that range from $3.10 to $10.63 per share and include: warrants to purchase 55,577 shares of common stock issued to investors in our Series E preferred stock financing that terminate on either January 6, 2011 or February 14, 2011; warrants to purchase 37,172 shares of common stock issued to investors in our Series D preferred stock financings that terminate on either May 1, 2010 or May 10, 2010; warrants to purchase 46,432 shares of common stock issued to investors in our Series C-1 preferred stock financing that terminate on July 30, 2008; and warrants to purchase 134,640 shares of common stock issued to investors in our bridge loan financing that terminate on June 30, 2009.
     The selling security holders may sell their shares of common stock in the open market at prevailing market prices or in private transactions at negotiated prices. The selling security holders may sell their shares directly, or may sell them through underwriters, brokers or dealers. Underwriters, brokers or dealers may receive discounts, concessions or commissions from the selling security holders or from the purchasers, and this compensation might be in excess of the compensation customary in the type of transaction involved. See the section of this prospectus entitled “Plan of Distribution.”
RISK FACTORS
You should carefully consider the following risks and uncertainties before you invest in our common stock. Investing in our common stock involves risk. If any of the following risks or uncertainties actually occurs, our business, financial condition or results of operations could be materially adversely affected. The following are not the only risks and uncertainties we face. Additional risks and uncertainties of which we are unaware or which we currently believe are immaterial could also materially adversely affect our business, financial condition or results of operations. In any case, the trading price of our common stock could decline, and you could lose all or part of your investment. See also, “Special Note On Forward Looking Statements. ”
Risks Related to Our Business
We have limited commercial operating experience and a history of net losses, and we may never achieve or maintain profitability.
     We have a limited commercial operating history and have focused primarily on research and development, product engineering, clinical trials, building our manufacturing capabilities and seeking FDA approval to market ArteFill. We received FDA approval to market ArteFill on October 27, 2006, and we commenced commercial shipments of ArteFill during the first quarter of 2007. All of our other product candidates are still in the early stages of research and development. We have incurred significant net losses since our inception, including net losses of approximately $22.2 million in 2005, $26.3 million in 2006 and $26.9 million in 2007. At December 31, 2007, we had an accumulated deficit of approximately $106.3 million. For the year ended December 31, 2007, we used net cash in operating activities of $23.7 million. We have and will continue to incur significant sales, marketing and manufacturing expenses in connection with the commercial distribution of ArteFill, and expect to incur significant operating losses for the foreseeable future as we increase our direct sales force and expand our other marketing activities. We cannot predict the extent of our future operating losses and accumulated deficit, and we may never generate sufficient revenues to achieve or sustain profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability. Further, because of our limited operating history and because the market for injectable aesthetic products is relatively new and rapidly evolving, we have limited insight into the trends that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business. We may not be able to successfully address any or all of the risks, uncertainties and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets such as ours. Failure to adequately do so could cause our business, results of operations and financial condition to suffer.
     We need to raise additional funds to support our operations beyond March 2009, and these funds may not be available on a timely basis or on acceptable terms.
     We believe that our existing cash and cash equivalents, together with the proceeds from sales of ArteFill and the measures we have implemented to reduce our operating expenses will be sufficient to meet our anticipated cash requirements through the first quarter of 2009. We will need to raise additional capital to fund our operations beyond March 2009. In addition, the cost reduction measures we have taken may not be successful and our sales of ArteFill may not meet our expectations. Our auditors, Ernst & Young LLP, have issued a going concern qualification in their report accompanying our consolidated financial statements for the year ended December 31, 2007, expressing substantial doubt about our ability to continue as a going concern. Any future funding transaction may require us to relinquish rights to some of our intellectual property or product royalties, and we may be required to issue securities at a discount to the prevailing market price, resulting in further dilution to our existing stockholders. In addition, depending upon the market price of our common stock at the time of any transaction, we may be required to sell a significant percentage of common stock, potentially requiring a stockholder vote pursuant to Nasdaq rules, which could lead to a significant delay and closing uncertainty. We cannot guarantee that we will be able to complete any such transaction or secure additional capital on a timely basis, or at all, and we cannot assure that such transaction will be on reasonable terms. If we are unable to secure additional capital, we would need to significantly curtail or reorient our business activities and may be unable to sustain operations, and you may lose your entire investment in our company.

Our debt obligations expose us to risks that could restrict our ability to raise additional funds to support our operations and adversely affect our business, operating results and financial condition.
          We have a substantial level of debt. As of March 3, 2008, we had approximately $21.5 million of indebtedness outstanding. We are required to make two principal payments of $7.5 million each in January 2012 and January 2013. To secure these obligations, we granted the holders of our indebtedness a security interest in substantially all of our tangible and intangible assets, including the U.S. rights to ArteFill. In addition, the agreements governing our debt instruments contain negative and other restrictive covenants. The level, the secured nature of our indebtedness and the financial and business restrictions in our agreements with our debt holders, among other things, could:
•	make it difficult for us to raise the necessary financing to support our operations;

•	limit our flexibility in planning for or reacting to changes in our business;

•	reduce funds available for use in our operations;

•	impair our ability to incur additional debt because of financial and other restrictive covenants;

•	make us more vulnerable in the event of a downturn in our business;

•	place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources;

•	restrict the operations of our business as a result of restrictive covenants; or

•	impair our ability to merge or otherwise effect the sale of the company due to the right of the holders of our indebtedness to accelerate the maturity date of the indebtedness in the event of a change of control of the company.
          We need to raise additional funds to support our operations beyond March 2009, which raises substantial doubt about our ability to continue as a going concern. Even if we do raise additional funds, if we do not grow our revenues as we expect, we could have difficulty making required payments on our indebtedness. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if we fail to comply with the various requirements of our indebtedness, we would be in default, which would permit the holders of our indebtedness to accelerate the maturity of the indebtedness and could cause defaults under any indebtedness we may incur in the future. Any default under our indebtedness would have a material adverse effect on our business, operating results and financial condition.
Under our financing arrangement with CHRP, upon the occurrence of certain events, CHRP may require us to repurchase the right to receive revenues that we assigned to it or may foreclose on our assets that secure our obligations to CHRP. Any exercise by CHRP of its right to cause us to repurchase the assigned right or any foreclosure by CHRP could adversely affect our results of operations and our financial condition.
          On January 28, 2008, we entered into a revenue interests assignment agreement with CHRP pursuant to which we assigned to CHRP the right to receive a portion of our net revenues from U.S. sales of ArteFill, our sole FDA-approved product. We also issued CHRP a senior secured note. To secure these obligations, we granted CHRP a security interest in substantially all of our tangible and intangible assets, including the U.S. rights to ArteFill.
          Under our arrangement with CHRP, upon the occurrence of certain events, including if we experience a change of control, undergo certain bankruptcy or other insolvency events, agree to transfer any substantial portion of our assets, breach the covenants, representations or warranties under these agreements, CHRP may (i) require us to repurchase the rights we assigned to it, (ii) demand repayment of the senior secured note and (iii) foreclose on the assets that secure our obligations to CHRP.
          If CHRP were to exercise its right to cause us to repurchase the right we assigned to it and repay the senior secured note, we cannot assure you that we would have sufficient funds available at that time. Even if we have sufficient funds available, we may have to use funds that we planned to use for other purposes and our results of operations and financial condition could be adversely affected. If CHRP were to foreclose on the assets that secure our obligations to CHRP, our results of operations and financial condition would be adversely affected. Due to CHRP’s right to cause us to repurchase the rights we assigned to it is triggered by, among other things, a change in control, transfer of all or substantially all of our assets, the existence of that right could discourage us or a potential acquirer from entering into a business transaction that would result in the occurrence of any of those events.

Our operating results may fluctuate significantly in the future, and we may not be able to correctly estimate our future operating expenses, which could lead to cash shortfalls.
     Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:
•	the level of demand for ArteFill, including seasonality in patient elective procedures and physician ordering;

•	the costs of our sales and marketing activities;

•	the introduction of new technologies and competing products that may make ArteFill a less attractive treatment option for physicians and patients;

•	negative publicity concerning ArteFill, including concerns expressed about ArteFill based on negative perceptions of non-FDA approved dermal fillers sold outside the United States;

•	our pricing strategy and ability to protect the price of ArteFill against price erosion due to the availability of alternative treatments;

•	our ability to attract and retain personnel with the skills required for effective operations;

•	product liability and other litigation;

•	the amount and timing of capital expenditures and other costs relating to conducting our long-term, post-market safety study for ArteFill, further automating and expanding capacity at our manufacturing facilities and conducting further studies regarding the use of ArteFill for other aesthetic applications;

•	government regulation and legal developments regarding our products in the United States and in the foreign countries in which we operate;

•	general economic conditions affecting the ability of patients to pay for elective cosmetic procedures.
     Because we only commenced commercial shipments of ArteFill in February 2007, and due to the emerging nature of the injectable aesthetic product market in which we will compete, our historical financial data is of limited value in estimating future revenues. Our projected expense levels are based in part on our expectations concerning future revenues. However, our ability to generate any revenues depends on the successful commercial launch of ArteFill. Moreover, the amount of any future revenues will depend on the choices and demand of physicians and patients, which are difficult to forecast accurately. We believe that patients are more likely to pay for elective cosmetic procedures when the economy is strong, and as a result, any material adverse change in economic conditions may negatively affect our revenues. We may be unable to reduce our expenditures in a timely manner to compensate for any unexpected or continued shortfall in revenues. Accordingly, a significant shortfall in demand for our products or a significant delay in the market acceptance of ArteFill will have a material adverse effect on our business, results of operations and financial condition. Further, our manufacturing costs and sales and marketing expenses will increase as we continue to expand our operations in connection with the commercialization of ArteFill. To the extent that expenses precede or are not followed by increased revenue, our business, results of operations and financial condition will be harmed.
We expect to derive substantially all of our future revenue from sales of ArteFill, and if we are unable to achieve and maintain market acceptance of ArteFill among physicians and patients, our business, operating results and financial condition will be harmed.
     We expect sales of ArteFill to account for substantially all of our revenue for at least the next several years. Accordingly, our success depends on the acceptance among physicians and patients of ArteFill as a preferred injectable aesthetic treatment. Even though we have received FDA approval to market ArteFill in the United States, we may not achieve and maintain market acceptance of ArteFill among physicians or patients. ArteFill is the first product in a new category of non-resorbable aesthetic injectable products in the United States. As a result, the degree of market acceptance of ArteFill by physicians and patients is unproven and difficult to predict. We believe that market acceptance of ArteFill will depend on many factors, including:

•	the perceived advantages or disadvantages of ArteFill compared to other injectable aesthetic products and alternative treatments;

•	the safety and efficacy of ArteFill and the number and severity of reported adverse side effects, if any;

•	the availability and success of other injectable aesthetic products, including newly introduced injectable aesthetic products, and alternative treatments;

•	the price of ArteFill relative to other injectable aesthetic products and alternative treatments;

•	our success in building a sales and marketing organization and the effectiveness of our marketing, advertising and commercialization initiatives;

•	the willingness of patients to wait 28 days for treatment following the bovine collagen skin test that is required in connection with ArteFill;

•	our ability to provide additional clinical data to the satisfaction of the FDA regarding the potential long-term aesthetic benefits provided by ArteFill;

•	our success in training physicians in the proper use of the ArteFill injection technique and the convenience and ease of administration of ArteFill;

•	the success of our physician practice support programs; and

•	negative publicity concerning ArteFill or competing products, including negative publicity concerning non-FDA approved dermal fillers sold outside the United Sates, and alternative treatments.
     We cannot assure you that ArteFill will achieve and maintain market acceptance among physicians and patients. Because we expect to derive substantially all of our revenue for the foreseeable future from sales of ArteFill, any failure of this product to satisfy physician or patient demands or to achieve meaningful market acceptance will seriously harm our business.
We face significant competition from companies with greater resources and well-established sales channels, which may make it difficult for us to achieve market penetration.
     The market for injectable aesthetic products is extremely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Our competitors primarily consist of companies that offer non-permanent injectable aesthetic products approved by the FDA for the correction of facial wrinkles, as well as companies that offer products that physicians currently use off-label for the correction of facial wrinkles. These companies include:
•	Allergan, Inc., which markets and sells Botox® Cosmetic, a temporary muscle paralytic and the most widely used injectable aesthetic product in the United States, CosmoDerm® and CosmoPlast®, which are human collagen-based temporary dermal fillers, Zyderm® and Zyplast®, which are bovine collagen-based temporary dermal fillers, and Hylaform®, Hylaform® Plus, Captique® and Juvederm, which are temporary dermal fillers comprised primarily of hyaluronic acid, a jelly-like substance that is found naturally in living organisms and acts to hydrate and cushion skin tissue;

•	Medicis Pharmaceutical Corporation, which markets and sells Restylane®, the leading temporary dermal filler comprised primarily of hyaluronic acid;

•	BioForm Medical, Inc., which markets and sells Radiesse™, a calcium hydroxylapatite based dermal filler;

•	Anika Therapeutics, which received FDA approval in 2007 for its temporary dermal filler, Elevess, which is comprised primarily of hyaluronic acid and lidocaine; and

•	Dermik Laboratories, a subsidiary of sanofi-aventis, which markets and sells Sculptra®, which is approved by the FDA for restoration and/or correction of the signs of facial fat loss in people with human immunodeficiency virus.
     Some of these companies are publicly traded and enjoy competitive advantages, including:

•	superior name recognition;

•	established relationships with physicians and patients;

•	integrated distribution networks;

•	large-scale FDA-approved manufacturing facilities; and

•	greater financial resources for product development, sales and marketing and patent litigation.
     Many of our competitors spend significantly greater funds on the research, development, promotion and sale of new and existing products. These resources can enable them to respond more quickly to new or emerging technologies and changes in customer requirements. Even if we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make ArteFill a less attractive alternative for physicians and patients. For all the foregoing reasons, we may not be able to compete successfully against our current and future competitors. If we cannot compete effectively in the marketplace, our potential for profitability and our results of operations will suffer.
We have limited experience with commercialized products, and the successful commercialization of ArteFill will require us to build and maintain a sophisticated sales and marketing organization.
          Prior to 2007, we had no prior experience with commercializing any product, and we need to build and maintain a sophisticated sales and marketing organization in order to successfully commercialize ArteFill. We have rapidly increased the size of our direct sales force, from 21 sales representatives in September 2007 to more than 40 sales representatives as of March 3, 2008. We have and intend to continue to target dermatologists, plastic surgeons and cosmetic surgeons whom we have identified as having significant experience with the tunneling injection technique used in ArteFill treatments. Selling ArteFill to physicians requires us to educate them on the comparative advantages of ArteFill over other injectable aesthetic products and alternative treatments. Experienced sales representatives may be difficult to locate and retain, and all new sales representatives will need to undergo extensive training. We anticipate that it will take up to six months for each of our new sales representatives to achieve full productivity, yet we will be incurring the costs of these sales representatives from the date of hire. We will incur significant losses as we continue building our direct sales force. There is no assurance that we will be able to recruit and retain sufficiently skilled sales representatives, or that any new sales representatives will ultimately become productive. If we are unable to recruit and retain qualified and productive sales personnel, our ability to commercialize ArteFill and to generate revenues will be impaired, and our business and financial prospects will be harmed.
          In February 2008, we met with the FDA to discuss what data would be needed in order for the FDA to approve treatment with ArteFill without a skin test. There can be no assurance, however, that any data that we gather will be acceptable by the FDA or sufficient for the FDA to approve treatment with ArteFill without a skin test.
Potential sales of ArteFill could be delayed or lost due to patients’ allergic reactions to the bovine collagen component of ArteFill, the need to test for such allergic reactions before treatment with ArteFill or patients’ reluctance to use animal-based products.
          ArteFill contains bovine collagen. Although the bovine collagen that we use is purified, patients can experience an allergic reaction. Accordingly, the instructions for use that accompany ArteFill require that all patients must be tested for any such allergies at least 28 days prior to treatment with ArteFill. If patients test positive for allergic reactions to the bovine collagen at higher rates than we expect, sales of ArteFill will be lower than anticipated. The need for a skin test in advance of treatment with ArteFill also may render ArteFill less attractive to patients who seek an immediate aesthetic treatment. The 28-day interval between testing and treatment may also result in the loss of some potential patients who, regardless of test results, fail to reappear for treatment after administration of the skin test. In addition, physicians who are concerned that patients may not return for an ArteFill treatment have an incentive to provide an immediate treatment option to patients. We believe a number of these physicians recommend that patients get treated with a temporary dermal filler first, and then return for ArteFill treatment in the future, which could delay our sales to these patients by six months or more. Further, some potential patients may have reservations regarding the use of animal-based products. As a result of these factors, physicians may recommend alternative aesthetic treatments over ArteFill, which would limit or delay our sales and harm our ability to generate revenues.
If changes in the economy and consumer spending reduce demand for ArteFill, our sales and profitability could suffer.
          We have and we intend to continue to position ArteFill as a premium-priced product in the injectable aesthetic product market. Treatment with ArteFill is an elective procedure, directly paid for by patients without reimbursement. As a result, sales of ArteFill will require that patients have sufficient disposable income to spend on an elective aesthetic treatment. Adverse changes in the economy may cause consumers to reassess their spending choices and choose less expensive alternative treatments over ArteFill, or may reduce the demand for elective aesthetic procedures in general. Many economists are predicting a slow down in consumer spending during fiscal year 2008. A shift of this nature could impair our ability to generate sales and could harm our business, financial condition and results of operations.

We have in the past and may continue to experience negative publicity concerning our product ArteFill, including concerns expressed about ArteFill based on negative perceptions of non-FDA approved dermal fillers sold outside the United States, and this negative publicity may harm our reputation and business.
     ArteFill is a proprietary formulation comprised of polymethylmethacrylate, or PMMA, microspheres and bovine collagen, and is the only PMMA-based injectable product that has been approved by the FDA for the treatment of facial wrinkles. We are the sole manufacturer and distributor of ArteFill, and ArteFill is only available in the United States. We do not sell any other PMMA-based products, and we have not entered into distribution or licensing arrangements anywhere in the world with any third party for the distribution or sale of ArteFill or any other PMMA-based products. ArteFill is a third-generation product that resulted from agreements with the FDA regarding product formulation improvements and improvements to the manufacturing process used to generate the predecessor products.
     There are a large number of dermal fillers offered in Europe and in other international markets that contain a permanent component, and are marketed as providing “long-lasting” or “permanent” treatment results. Several of these permanent dermal fillers contain some form of PMMA, including a dermal filler currently marketed as Artecoll. Artecoll is a predecessor product to ArteFill, and has been manufactured by third parties over the past 11 years using materials from various sources and with various specifications. None of the PMMA-based products marketed in other countries, including Artecoll, have the same formulation as ArteFill and are not manufactured using the same processes or material sources we utilize to prepare ArteFill. In addition, none of the parties offering dermal fillers containing a permanent component, including the PMMA-based products, have completed clinical trials in the United States, none have received FDA approval, and none have obtained FDA approval of their manufacturing facilities and quality control processes.
     Several permanent dermal fillers, including Artecoll, have and may continue to generate or receive negative publicity in the news and other media. Statements by our competitors and other publicity regarding our company or ArteFill may include coverage that is negative in nature based on the negative perceptions of the permanent dermal fillers that are offered outside the United States. In addition, any negative side effects, or alleged or perceived negative side effects, relating to the use of ArteFill may result in negative publicity. Negative publicity regarding our company or ArteFill could reduce or delay market acceptance of ArteFill, and harm our reputation and business.
     Countries within the European Union, or EU, may request the EU to more strictly regulate permanent dermal fillers based on the negative side effects, alleged or perceived negative side effects or concerns about the safety of the current permanent dermal fillers being offered in Europe. A number of the permanent dermal fillers offered in Europe obtained a CE mark based on limited review and approval requirements. We are aware that stricter registration processes for dermal fillers in the EU have been implemented over the last five years, and further requirements may be imposed in the EU. We support these initiatives and are cooperating with the regulatory bodies in Europe to ensure that all manufacturers of permanent dermal fillers comply with strict and rigorous requirements that ensure patient safety, similar to the processes currently employed by the FDA and to which ArteFill was subject to, during our FDA review and approval process. We have also sent cease and desist letters to the entities we have knowledge of that are manufacturing and distributing PMMA-based dermal fillers that infringe our patent, and will forward such letters to appropriate European authorities.
We have been involved in product litigation in the past, and we may become involved in product litigation in the future, and any liability resulting from product liability or other related claims may negatively affect our results of operations.
          Dermatologists, plastic surgeons, cosmetic surgeons and other practitioners who administer ArteFill, as well as patients who have been treated with ArteFill or any of our future products, may bring product liability and other claims against us. In August 2005, Elizabeth Sandor, an individual residing in San Diego, California, filed a complaint against us and Drs. Gottfried Lemperle, Stefan Lemperle and Steven Cohen in the Superior Court of the State of California for the County of San Diego. The complaint, as amended, set forth various causes of action against us, including product liability, fraud, negligence and negligent misrepresentation. The complaint also alleged that Dr. Gottfried Lemperle, our co-founder, former Chief Scientific Officer and a former member of our board of directors, treated Ms. Sandor with Artecoll and/or ArteFill in violation of medical licensure laws, that the product was defective and unsafe because it had not received FDA approval at the time it was administered to Ms. Sandor, and that Ms. Sandor suffered adverse reactions as a result of the injections. In addition, the complaint alleged that Drs. Gottfried Lemperle and Stefan Lemperle, our other co-founder, former Chief Executive Officer and a former director, falsely represented to her that the product had received an approvability letter from the FDA, and was safe and without the potential for adverse reactions. The complaint also alleged medical malpractice against Dr. Cohen, the lead investigator in our U.S. clinical trial, for negligence in treating Ms. Sandor for the adverse side effects she experienced. We notified our directors’ and officers’ liability insurance carrier of Ms. Sandor’s claims and requested both a defense and indemnification for all claims advanced by Ms. Sandor. Our insurance carrier declined coverage. On June 1, 2006, the parties filed a stipulation to dismiss the case without prejudice and toll the statute of limitations. The court dismissed the case on June 5, 2006 as stipulated by the parties, and Ms. Sandor was allowed to refile her case at any time within 18 months from that date.

          On December 5, 2007, Ms. Sandor re-filed a complaint for personal injury, compensatory and punitive damages against us, Dr. Gottfried Lemperle, Dr. Stefan Lemperle and Dr. Steven Cohen. The complaint contains many of the same allegations contained in the initial complaint filed in September 2005. The complaint sets forth various causes of action and alleges that Dr. Gottfried Lemperle administered injections of a product of ours in violation of medical licensure laws, that the product was defective and unsafe in that it had not received FDA approval at the time it was administered to Ms. Sandor, and that Ms. Sandor suffered adverse reactions as a result of the injections. Ms. Sandor is seeking damages in an unspecified amount for special and actual damages, medical and incidental expenses, incidental and consequential damages, punitive and exemplary damages, reasonable attorney’s fees and costs of litigation. We have filed a demurrer to the complaint and written discovery has commenced in this matter.
          Any negative publicity surrounding these events and this case may harm our business and negatively impact the price of our stock. Additionally, if it is determined that either Dr. Gottfried Lemperle or Dr. Stefan Lemperle did not act in their individual capacities or that we are liable because of the actions of Dr. Cohen, we may need to pay damages, which would reduce our cash and could cause a decline in our stock price. Further, if any of the individuals injected with Artecoll by Dr. Gottfried Lemperle in the United States, or if any of those individuals injected with Artecoll during the physician training sessions conducted in Mexico and Canada in 2006 bring claims against our company as a result of these injections, we may need to pay damages, which would reduce our cash and could cause a decline in our stock price. As of the date of this filing, none of these individuals has filed a claim against our company in connection with an injection of Artecoll, except for Ms. Sandor. There could be other individuals who were injected with Artecoll who are not known to us, who could bring similar claims against our company.
     To limit our product liability exposure, we have developed a physician training and education program. We cannot provide any assurance that our training and education program will help avoid complications resulting from the administration of ArteFill. In addition, although we intend to sell our product only to physicians, we will not be able to control whether other medical professionals, such as nurse practitioners or other cosmetic specialists, administer ArteFill to their patients, and we may be unsuccessful at avoiding significant liability exposure as a result. We maintain product liability insurance in an amount up to $20 million in the aggregate, but any insurance we maintain may not sufficient to provide coverage against any asserted claims. In addition, our insurance may not be sufficient to provide coverage for claims which may be asserted in the future by individuals injected with Artecoll by Dr. Gottfried Lemperle or during the physician training sessions conducted in Mexico and Canada. We also may be unable to maintain our insurance or obtain insurance in the future on acceptable terms, or at all. In addition, regardless of merit or eventual outcome, product liability and other claims may result in:
•	the diversion of management’s time and attention from our business and operations;

•	the expenditure of large amounts of cash on legal fees, expenses and payment of settlements or damages;

•	decreased demand for ArteFill among physicians and patients;

•	voluntary or mandatory recalls of our products; or

•	injury to our reputation.
     If any of the above consequences of product liability litigation occur, it could adversely affect our results of operations, harm our business and cause the price of our stock to decline.
An investigation by the FDA or other regulatory agencies, including the current investigation by the FDA’s Office of Criminal Investigations, which we believe may concern improper uses of our product before FDA approval, could harm our business.
          During negotiations with the parties involved in the litigation with Elizabeth Sandor discussed above, Dr. Gottfried Lemperle’s counsel informed us that she had contacted an investigator at the FDA’s Office of Criminal Investigations to determine whether any investigation of Dr. Gottfried Lemperle was ongoing. She also informed us that the FDA investigator had informed her that the FDA has an open investigation regarding us, Dr. Gottfried Lemperle and Dr. Stefan Lemperle, that the investigation had been ongoing for many months, that the investigation would not be completed within six months, and that at such time the investigation is completed, it could be referred to the U.S. Attorney’s office for criminal prosecution. In November 2006, we contacted the FDA’s Office of Criminal Investigations. That office confirmed the ongoing investigation but declined to provide any details of the investigation, including the timing, status, scope or targets of the investigation. We contacted the FDA’s Office of Criminal Investigations in February 2008. The Office of Criminal Investigations confirmed that the investigation is ongoing and has been referred to the U.S. Attorney’s office, but did not provide any additional information regarding this investigation or whether the U.S. Attorney’s office will commence an action.

          To our knowledge, prior to or following this inquiry, none of our current or former officers or directors had been contacted by the FDA in connection with an FDA investigation. As a result, we have no direct information from the FDA regarding the subject matter of this investigation. We believe that the investigation may relate to the facts alleged in the Sandor litigation and the matters identified in the following correspondence from the FDA. In July 2004, we received a letter from the FDA’s Office of Compliance indicating that the FDA had received information suggesting that we may have improperly marketed and promoted ArteFill prior to obtaining final FDA approval. We also received a letter from the FDA’s MedWatch program, the FDA’s safety information and adverse event reporting program, on April 21, 2005, which included a Manufacturer and User Facility Device Experience Database, or MAUDE, report. The text of the MAUDE report contained facts similar to those alleged by the plaintiff in the Sandor litigation.
          In May 2006, we received the FDA’s EIR, for its investigation of our San Diego manufacturing facility. The EIR referenced two anonymous consumer complaints received by the FDA. The first complaint, received by the FDA in December 2003, alleges that Dr. Stefan Lemperle promoted the unapproved use of ArteFill, providing, upon request, a list of local doctors who could perform injections of ArteFill. The second complaint, received by the FDA in June 2004, alleges complications experienced by an individual who had been injected with ArteFill by Dr. Gottfried Lemperle in his home. The second complaint further alleges that Dr. Stefan Lemperle marketed unapproved use of ArteFill.
          We responded to the FDA’s correspondence in August 2004 and again in May 2006. In our responses, we informed the FDA that based on our internal investigations, Dr. Gottfried Lemperle had used Artecoll, a predecessor product to ArteFill, on four individuals in the United States. In July 2006, the FDA requested us to submit an amendment to our pre-market approval, application for ArteFill containing a periodic update covering the time period between January 16, 2004, the date of our approvable letter, and the date of the amendment. In response to this request, we completed additional inquiries regarding Dr. Gottfried Lemperle’s unauthorized uses of Artecoll outside our clinical trials in contravention of FDA rules and regulations. In August 2006, we filed an amendment to our pre-market approval application that included the periodic update requested by the FDA. In the amendment, we informed the FDA that as a result of our additional inquiries, we had identified nine individuals who had been treated with Artecoll in the United States by Dr. Gottfried Lemperle, four of whom we had disclosed to the FDA in our prior correspondence. We also informed the FDA that 16 individuals had been treated with Artecoll by physicians in Mexico or Canada, where Artecoll is approved for treatment, in connection with physician training sessions conducted in those countries. Further, we informed the FDA that Dr. Stefan M. Lemperle, had been injected with Artecoll in the United States in 2004 by his father, Dr. Gottfried Lemperle.
          We intend to cooperate fully with any inquiries by the FDA or any other authorities regarding these and any other matters. We have no information regarding when any investigation may be concluded, and we are unable to predict the outcome of the foregoing matters or any other inquiry by the FDA or any other authorities. If the FDA or any other authorities elect to request additional information from us or to commence further proceedings, responding to such requests or proceedings could divert management’s attention and resources from our operations. We would also incur additional costs associated with complying with any such requests or responding to any such proceedings. Additionally, any negative developments arising from such requests or the investigation could potentially harm our relationship with the FDA. Any adverse finding resulting from the ongoing FDA investigation could result in a warning letter from the FDA that requires us to take remedial action, fines or other criminal or civil penalties, the referral of the matter to another governmental agency for criminal prosecution and negative publicity regarding our company. Any of these events could harm our business and negatively affect our stock price.
We have limited manufacturing experience, and if we are unable to manufacture ArteFill in commercial quantities successfully and consistently to meet demand, our growth will be limited.
     Prior to receiving FDA approval, we manufactured ArteFill, including the PMMA microspheres used in the product, in limited quantities sufficient only to meet the needs for our clinical studies. To be successful, we will need to manufacture ArteFill in substantial quantities at acceptable costs. To produce ArteFill in the quantities that we believe will be required to meet anticipated market demand, we will need to increase and automate the production process compared to our current manufacturing capabilities, which will involve significant challenges and may require additional regulatory approvals. The development of commercial-scale manufacturing capabilities will require the investment of substantial additional funds and hiring and retaining additional technical personnel who have the necessary manufacturing experience. For example, we currently use a manual process to fill syringes with ArteFill and may need to hire additional personnel for this process in order to meet commercial demand if we are unable to automate the process as intended. The implementation of an automated manufacturing process is a significant manufacturing change that will require development, validation and documentation, and the preparation and submission to the FDA of a Prior Approval Supplement to our PMA application. The FDA’s review of a Prior Approval Supplement typically does not require a facility inspection, but the FDA will have six months to review the supplement. We may not successfully complete any required increase or automation of our manufacturing process in a timely manner or at all. If there is a disruption to our manufacturing operations at either facility, we would have no other means of producing ArteFill until we restore and re-qualify our manufacturing capability at our facilities or develop alternative manufacturing facilities. Additionally, any damage to or destruction of our U.S. or German facilities or our equipment, prolonged power outage or contamination at either of our facilities would significantly impair our ability to produce ArteFill. Our lack of manufacturing experience may adversely affect the quality of our product when manufactured in large quantities and therefore result in product recalls. Any recall could be expensive and generate negative publicity, which could impair our ability to market ArteFill and further affect our results of operations. If we are unable to produce ArteFill in sufficient quantities to meet anticipated customer demand, our revenues, business and financial prospects would be harmed. In addition, if our automated production process is not efficient or does not produce ArteFill in a manner that meets quality and other standards, our future gross margins, if any, will be harmed.

The results provided by ArteFill are highly dependent on its technique of administration, and the acceptance of ArteFill will depend on the training, skill and experience of physicians.
     The administration of ArteFill to patients requires significant training, skill and experience with the tunneling injection technique. We provide training to physicians in order to ensure that they are trained to inject ArteFill using the tunneling injection technique, and intend to offer ArteFill only to physicians who have completed our training program. However, untrained or inexperienced physicians may obtain supplies of ArteFill from third parties without our authorization and may perform injections using an improper technique, causing suboptimal aesthetic results or adverse side effects in patients.
     In addition, even physicians who have been trained by us and have significant experience may administer ArteFill using an improper technique or in areas of the body where it is not approved for use by the FDA. This may lead to negative publicity, regulatory action or product liability claims regarding ArteFill or our company, which could reduce market acceptance of ArteFill and harm our business.
Our ability to manufacture and sell ArteFill could be harmed if we experience problems with the supply of calf hides from the closed herd of domestic cattle from which we derive the bovine collagen component of ArteFill.
     We derive the bovine collagen component of ArteFill from calf hides supplied through a herd that is isolated, bred and monitored in accordance with both FDA and United States Department of Agriculture, or USDA, guidelines to minimize the risk of contamination from bovine spongiform encephalopathy, or BSE, commonly referred to as mad cow disease. BSE is a chronic, degenerative disorder that affects the central nervous system. We currently rely on a sole domestic supplier, Lampire Biological Labs, Inc., for the calf hides from which we produce the purified bovine collagen used in ArteFill. If this herd were to suffer a significant reduction or become unavailable to us through disease, natural disaster or otherwise for a prolonged period, we would have a limited ability to access a supply of acceptable calf hides from a similarly segregated source. In addition, if there were to be any widespread discovery of BSE in the United States, our ability to access bovine collagen may be impaired even if our herd is unaffected by the disease, if third parties begin to demand calf hides from our herd. Although we have not experienced any problems with our supply of calf hides in the past, a significant reduction in the supply of acceptable calf hides due to contamination of our supplier’s herd, a supply shortage or interruption, or an increase in demand beyond our current supplier’s capabilities could harm our ability to produce and sell ArteFill until a new source of supply is identified, established and qualified with the FDA. Any delays or disruptions in the supply of calf hides would negatively affect our revenues. We currently have more than a two year supply of calf hides in stock and intend to maintain a supply of calf hides that will last for more than two years. If our stockpiled supply is damaged or contaminated, and we are unable to obtain acceptable calf hides in the time frames desired, or at all, our business and results of operations will be harmed.
We are limited to marketing and advertising ArteFill for the treatment of nasolabial folds with efficacy benefits of six months under the label approved by the FDA, and we may not be able to obtain FDA approval to enhance our labeling for ArteFill.
          Our U.S. clinical trial demonstrated the efficacy of ArteFill for the treatment of nasolabial folds, or smile lines, at primary efficacy endpoints of up to six months by comparison to the control products. As a result, the FDA requires us to label, advertise and promote ArteFill only for the treatment of nasolabial folds with an efficacy of six months. This limitation restricts our ability to market or advertise ArteFill and could negatively affect our growth. If we wish to market and promote ArteFill for other indications or claim efficacy benefits beyond six months, we may have to conduct further clinical trials or studies to gather clinical information for submission to the FDA, which would be costly and take a number of years. In early 2007, we completed a five-year follow-up study of 145 patients who were treated with ArteFill in our U.S. clinical trial. Dr. Mark G. Rubin, presented the results of this study at a meeting of the American Academy of Dermatology in Washington, D.C. in February 2007. We submitted the results of the five-year follow-up study to the FDA in March 2007 to seek approval to enhance product labeling that would allow us to claim efficacy benefits of ArteFill beyond six months. The Company received the FDA’s comments to our submission and their request for additional information in August 2007. We are currently supplying this information to the FDA for consideration to complete their review of the supplement and enabling us to enhance the product label. There can be no assurance, however, that we will be successful in obtaining FDA approval to claim that the aesthetic benefits of ArteFill extend beyond six months or to expand our product labeling to cover additional indications. Without FDA approval to market ArteFill beyond six months, physicians may be slow to adopt ArteFill. Further, future studies of patients injected with ArteFill may indicate that the aesthetic benefits of ArteFill do not meet the expectations of physicians or patients. Such data would slow market acceptance of ArteFill, significantly reduce our ability to achieve expected revenues and could prevent us from becoming profitable.

          We are not permitted to market, advertise or promote ArteFill for off-label uses, which are uses that the FDA has not approved. Off-label use of ArteFill may occur in areas such as the treatment of other facial wrinkles, creases and other soft tissue defects. While off-label uses of aesthetic products are common and the FDA does not regulate physicians’ choice of treatments, the FDA does restrict a manufacturer’s communications regarding such off-label use. As a result, we may not actively promote or advertise ArteFill for off-label uses, even if physicians use ArteFill to treat such conditions. This limitation will restrict our ability to market our product and may substantially limit our sales. The U.S. Attorney’s offices and other regulators, in addition to the FDA, have recently focused substantial attention on off-label promotional activities and, in certain cases, have initiated civil and criminal investigations and actions related to such practices. If we are found to have promoted off-label uses of ArteFill in violation of the FDA’s marketing approval requirements, we could face warning letters, significant adverse publicity, fines, legal proceedings, injunctions or other penalties, any of which would be harmful to our business.
We have increased the size of our company significantly in connection with the commercial launch of ArteFill, and difficulties managing our growth could adversely affect our business, operating results and financial condition.
     We have hired and plan to continue to hire a substantial number of additional personnel in connection with the commercial launch of ArteFill, and such growth has and could continue to place a strain on our management and our administrative, operational and financial infrastructure. From December 31, 2006 to March 3, 2008, we have increased the size of our company from 110 to 155 employees, including a direct sales force of more than 40 sales professionals. Based on our current operating plan, we expect to hire additional sales personnel during the next several quarters. Our ability to manage our operations and growth requires the continued improvement of operational, financial and management controls, reporting systems and procedures, particularly to meet the reporting requirements of the Securities Exchange Act of 1934. If we are unable to manage our growth effectively or if we are unable to attract additional highly qualified personnel, our business, operating results and financial condition may be harmed.
We are dependent on our key management personnel. The loss of any of these individuals could harm our business.
     We are dependent on the efforts of our current key management, including Christopher J. Reinhard, our Executive Chairman of the Board of Directors, Diane S. Goostree, our President and Chief Executive Officer and Peter C. Wulff, our Executive Vice President and Chief Financial Officer. We have entered into a severance protection agreement with Ms. Goostree and change of control agreements with each of our other executive officers, including Messrs. Reinhard and Wulff. Although we are not aware of any present intention of these persons to leave our company, any of our key management personnel or other employees may elect to end their employment with us and pursue other opportunities at any time, for any or no reason. In addition, we do not have and have no present intention to obtain key man life insurance on any of our executive officers or key management personnel to mitigate the impact of the loss of any of these individuals. The loss of any of these individuals, or our inability to recruit and train additional key personnel, particularly senior sales and marketing and research and development employees, in a timely manner, could harm our business and our future product revenues and prospects. The market for skilled employees for medical technology and biotechnology companies in San Diego is competitive, and we can provide no assurance that we will be able to locate skilled and qualified employees to replace any of our employees that choose to depart. If we are unable to attract and retain qualified personnel, our business will be significantly harmed.
We may rely on third parties for our international sales, marketing and distribution activities.
     Although we plan initially to market and sell ArteFill to physicians in the United States through our own sales force, we may in the future rely on third parties to assist us in sales, marketing and distribution, particularly in international markets. If and when our dependence on third parties for our international sales, marketing and distribution activities increases, we will be subject to a number of risks associated with our dependence on these third parties, including:
•	lack of day-to-day control over the activities of third-party contractors;

•	third-party contractors may not fulfill their obligations to us or otherwise meet our expectations;

•	third-party contractors may terminate their arrangements with us on limited or no notice or may change the terms of these arrangements in a manner unfavorable to us for reasons outside of our control; and

•	disagreements with our contractors could require or result in costly and time-consuming litigation or arbitration.
     If we fail to establish and maintain satisfactory relationships with these third-party contractors, our revenues and market share may not grow as anticipated, and we could be subject to unexpected costs which would harm our results of operations and financial condition.

To the extent we engage in marketing and distribution activities outside the United States, we will be exposed to risks associated with exchange rate fluctuations, trade restrictions and political, economic and social instability.
     If ArteFill is approved for sale in foreign markets and we begin marketing ArteFill in these markets, we will be subject to various risks associated with conducting business abroad. A foreign government may require us to obtain export licenses or may impose trade barriers or tariffs that could limit our ability to build our international presence. Our operations in some markets also may be adversely affected by political, economic and social instability in foreign countries, including terrorism. To the extent that we attempt to expand our sales efforts in international markets, we may also face difficulties in staffing and managing foreign operations, longer payment cycles and problems with collecting accounts receivable and increased risks of piracy and limits on our ability to enforce our intellectual property rights. In addition, for financial reporting purposes, results of operations of our foreign subsidiary will be translated from local currency into U.S. dollars based on average monthly exchange rates. We currently do not hedge our foreign currency transactions and therefore will be subject to the risk of changes in exchange rates. If we are unable to adequately address the risks of doing business abroad and build an international presence, our business, financial condition and results of operations may be harmed.
If we acquire any companies or technologies, our business may be disrupted and the attention of our management may be diverted.
     In July 2004, we acquired assets and intellectual property from FormMed Biomedicals AG in connection with the establishment of our manufacturing facility in Germany. This transaction had an effective date as of January 1, 2004. Since the completion of this acquisition, we have spent approximately $750,000 to improve and upgrade the physical facilities, manufacturing processes and quality control systems at that facility to be in compliance with both U.S. and international regulatory quality requirements. We may make additional acquisitions of complementary companies, products or technologies in the future. Any acquisitions will require the assimilation of the operations, products and personnel of the acquired businesses and the training and motivation of these individuals. Acquisitions may disrupt our operations and divert management’s attention from day-to-day operations, which could impair our relationships with current employees, customers and strategic partners. We may need to incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities for an acquisition could be substantially dilutive to our stockholders. In addition, our profitability may suffer because of acquisition-related costs or amortization or impairment costs for acquired goodwill and other intangible assets. We may not realize the intended benefits of any acquisitions if management is unable to fully integrate acquired businesses, products, technologies or personnel with existing operations. We are currently not party to any agreements, written or oral, for the acquisition of any company, product or technology, nor do we anticipate making any arrangements for any such acquisition in the foreseeable future.
Our business, which depends on a small number of facilities, is vulnerable to natural disasters, telecommunication and information systems failures, terrorism and similar problems, and we are not fully insured for losses caused by such incidents.
     We conduct operations in two facilities located in San Diego, California and Frankfurt, Germany. These facilities could be damaged by earthquake, fire, floods, power loss, telecommunication and information systems failures or similar events. Our insurance policies have limited coverage levels of up to approximately $28.0 million for property damage and up to $15.0 million for business interruption in these events and may not adequately compensate us for any losses that may occur. These policies do not include earthquake or flood coverage in California. In addition, terrorist acts or acts of war may cause harm to our employees or damage our facilities. Further, the potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security, and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our business and results of operations in ways that we cannot predict. We are uninsured for these types of losses.
We are recording non-cash compensation expense that may result in an increase in our net losses for a given period.
          Deferred stock-based compensation represents an expense associated with the recognition of the difference between the deemed fair value of common stock at the time of a stock option grant or issuance and the option exercise price or price paid for the stock. Deferred stock-based compensation is amortized over the vesting period of the option or issuance. At December 31, 2006, deferred stock-based compensation related to option grants and stock issuances totaled approximately $2.7 million. Effective January 1, 2006, we prospectively adopted Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment (SFAS No. 123(R)). SFAS No. 123(R) required us to reclassify the $2.7 million of deferred stock-based compensation to additional paid-in capital. The $2.7 million will be expensed on a straight-line basis as the options or stock vest, generally over a period of four years. $563,000 of deferred stock-based compensation has been expensed through the twelve months ended December 31, 2007.
          We also record non-cash compensation expense for equity stock-based instruments issued to non-employees. SFAS No. 123(R) now requires us to record stock-based compensation expense for equity instruments granted to employees and directors. $3,238,000 of stock based compensation has been expensed through the twelve months ended December 31, 2007.
          Non-cash compensation expense associated with future equity compensation awards may result in an increase in our net loss, and adversely affect our reported results of operations.

Changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.
     Accounting methods and policies for public companies, including policies governing revenue recognition, expenses, accounting for stock options and in-process research and development costs, are subject to further review, interpretation and guidance from relevant accounting authorities, including the SEC. Changes to, or interpretations of, accounting methods or policies in the future may require us to reclassify, restate or otherwise change or revise our financial statements, including those contained in this report. For example, in 2006, the Financial Accounting Standards Board adopted a new accounting pronouncement requiring the recording of expense for the fair value of stock options granted. We rely heavily on stock options to motivate current employees and to attract new employees. As a result of the requirement to expense stock options, we may choose to reduce our reliance on stock options as a motivation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. However, if we do not reduce our reliance on stock options, our reported net losses may increase, which may have an adverse effect on our reported results of operations.
Impairment of our significant intangible assets may reduce our profitability.
     The costs of our acquired patents and technology are recorded as intangible assets and amortized over the period that we expect to benefit from the assets. As of December 31, 2007, the net acquired intangible assets comprised approximately 6.6% of our total assets. We periodically evaluate the recoverability and the amortization period of our intangible assets. Some factors we consider important in assessing whether or not impairment exists include performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the assets or the strategy for our overall business, and significant negative industry or economic trends. These factors, assumptions, and changes therein could result in an impairment of our long-lived assets. Any impairment of our intangible assets may reduce our profitability and harm our results of operations and financial condition.
Risks Related to Our Intellectual Property
Our ability to achieve commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection relating to ArteFill and our technology and future products, as well as successfully defending our patents against third party challenges. If we are unable to obtain and maintain protection for our intellectual property and proprietary technology, the value of ArteFill, our technology and future products will be adversely affected, and we will not be able to protect our technology from unauthorized use by third parties.
     Our long-term success largely depends on our ability to maintain patent protection covering our product, ArteFill, and to obtain patent and intellectual property protection for any future products that we may develop and seek to market. In order to protect our competitive position for ArteFill and any future products, we must:
•	prevent others from successfully challenging the validity or enforceability of, or infringing, our issued patents and our other proprietary rights;

•	operate our business, including the manufacture, sale and use of ArteFill and any future products, without infringing upon the proprietary rights of others;

•	successfully enforce our patent rights against third parties when necessary and appropriate; and

•	obtain and protect commercially valuable patents or the rights to patents both domestically and abroad.
     We currently have one U.S. patent and corresponding patents in 14 international jurisdictions that cover our product, ArteFill, and alloplastic implants, which are implants containing inert materials that are compatible for use in or around human tissue, made of smooth, round, injectable polymeric and non-polymeric microspheres, which can be used for soft tissue augmentation. The U.S. patent covering this invention, U.S. Patent No. 5,344,452, will expire in September 2011. Although we applied for an extension of the term of this patent until 2016, we cannot assure you that the U.S. Patent and Trademark Office, or the U.S. PTO, will grant the extension for the full five years or at all. In addition, our competitors or other patent holders may challenge the validity of our patents or assert that our products and the methods we employ are covered by their patents. If the validity or enforceability of any of our patents is challenged, or others assert their patent rights against us, we may incur significant expenses in defending against such actions, and if any such challenge is successful, our ability to sell ArteFill may be harmed.
     Protection of intellectual property in the markets in which we compete is highly uncertain and involves complex legal and scientific questions. It may be difficult to obtain additional patents relating to our products or technology. Furthermore, any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.
     Other risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:
•	our issued patents may not be valid or enforceable or may not provide adequate coverage for our products;

•	the claims of any issued patents may not provide meaningful protection;

•	our issued patents may expire before we are able to successfully commercialize ArteFill or any future product candidates or before we receive sufficient revenues in return;

•	patents issued to us may be successfully challenged, circumvented, invalidated or rendered unenforceable by third parties;

•	the patents issued or licensed to us may not provide a competitive advantage;

•	patents issued to other companies, universities or research institutions may harm our ability to do business;

•	other companies, universities or research institutions may independently develop similar or alternative technologies or duplicate our technologies and commercialize discoveries that we attempt to patent;

•	other companies, universities or research institutions may design around technologies we have licensed, patented or developed;

•	because the information contained in patent applications is generally not publicly available until published (usually 18 months after filing), we cannot assure you that we have been the first to file patent applications for our inventions or similar technology;

•	the future and pending applications we will file or have filed, or to which we will or do have exclusive rights, may not result in issued patents or may take longer than we expect to result in issued patents; and

•	we may be unable to develop additional proprietary technologies that are patentable.
Our other intellectual property, particularly our trade secrets and know-how, are important to us, and our inability to safeguard it may adversely affect our business by causing us to lose a competitive advantage or by forcing us to engage in costly and time-consuming litigation to defend or enforce our rights.
     We rely on trademarks, copyrights, trade secret protections, know-how and contractual safeguards to protect our non-patented intellectual property, including our manufacturing processes. Our employees, consultants and advisors are required to enter into confidentiality agreements that prohibit the disclosure or use of our confidential information. We also have entered into confidentiality agreements to protect our confidential information delivered to third parties for research and other purposes. There can be no assurance that we will be able to effectively enforce these agreements or that the subject confidential information will not be disclosed, that others will not independently develop substantially equivalent confidential information and techniques or otherwise gain access to our confidential information or that we can meaningfully protect our confidential information. Costly and time-consuming litigation could be necessary to enforce and determine the scope and protectability of our confidential information, and failure to maintain the confidentiality of our confidential information could adversely affect our business by causing us to lose a competitive advantage maintained through such confidential information.
     Disputes may arise in the future with respect to the ownership of rights to any technology developed with consultants, advisors or collaborators. These and other possible disagreements could lead to delays in the collaborative research, development or commercialization of our products, or could require or result in costly and time-consuming litigation that may not be decided in our favor. Any such event could have a material adverse effect on our business, financial condition and results of operations by delaying or preventing our ability to commercialize innovations or by diverting our resources away from revenue-generating projects.
Pursuant to the terms of an intellectual property litigation settlement, we have licensed some of our technology to a competitor.
     In October 2005, we and Dr. Martin Lemperle, the brother of Dr. Stefan M. Lemperle, our former Chief Executive Officer and a former director, entered into a settlement and license agreement with BioForm Medical, Inc. and BioForm Medical Europe B.V., or the BioForm entities, pursuant to which all outstanding disputes and litigation matters among the parties were settled. In connection with the settlement, we granted to the BioForm entities, which are competitors of us, an exclusive, world-wide, royalty-bearing license under certain of our patents to make and sell implant products containing calcium hydroxylapatite, or CaHA, particles and a non-exclusive, world-wide, royalty-bearing license under the same patents to make and sell certain other non-polymeric implant products. In September 2007, we entered into a second license agreement with the BioForm entities. Under the second agreement, the BioForm entities elected to pre-pay all future royalty obligations to us by making two payments totaling $5.5 million. These payments will replace any future royalty obligation of the BioForm entities to us under the settlement and license agreement. Our license grants allow BioForm to market and sell its Radiesse and Coaptite® products and other potential future products. Sale of these products by BioForm may impair our ability to generate revenues from sales of ArteFill. In addition, if we become involved in litigation or if third parties infringe or threaten to infringe our intellectual property rights in the future, we may choose to make further license grants with respect to our technology, which could further harm our ability to market and sell ArteFill.
Our business may be harmed, and we may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.
     A third party may assert that we (including our subsidiary) have infringed, or one of our distributors or strategic collaborators has infringed, his, her or its patents and proprietary rights or challenge the validity or enforceability of our patents and proprietary rights. Our competitors, many of which have substantially greater resources than us and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use and sell future products either in the United States or in international markets. Further, we may not be aware of all of the patents and other intellectual property rights owned by third parties that may be potentially adverse to our interests. Intellectual property litigation in the medical device and biotechnology industries is common, and we expect this trend to continue. We may need to resort to litigation to enforce our patent rights or to determine the scope and validity of a third party’s patents or other proprietary rights. The outcome of any such proceedings is uncertain and, if unfavorable, could significantly harm our business. If we do not prevail in this type of litigation, we or our distributors or strategic collaborators may be required to:
•	pay actual monetary damages, royalties, lost profits and/or increased damages and the third party’s attorneys’ fees, which may be substantial;

•	expend significant time and resources to modify or redesign the affected products or procedures so that they do not infringe a third party’s patents or other intellectual property rights; further, there can be no assurance that we will be successful in modifying or redesigning the affected products or procedures;

•	obtain a license in order to continue manufacturing or marketing the affected products or services, and pay license fees and royalties; if we are able to obtain such a license, it may be non-exclusive, giving our competitors access to the same intellectual property, or the patent owner may require that we grant a cross-license to our patented technology; or

•	stop the development, manufacture, use, marketing or sale of the affected products through a court-ordered sanction called an injunction, if a license is not available on acceptable terms, or not available at all, or our attempts to redesign the affected products are unsuccessful.
     Any of these events could adversely affect our business strategy and the value of our business. In addition, the defense and prosecution of intellectual property suits, interferences, oppositions and related legal and administrative proceedings in the United States and elsewhere, even if resolved in our favor, could be expensive, time consuming, generate negative publicity and could divert financial and managerial resources. Some of our competitors may be able to sustain the costs of complex intellectual property litigation more effectively than we can because they have substantially greater financial resources.
Our ability to market ArteFill in some foreign countries may be impaired by the activities and intellectual property rights of third parties.
     Although we acquired all of the international intellectual property rights related to Artecoll and the ArteFill technology platform in 2004, we are aware that third parties located in Germany, the Netherlands and Canada have in the past, and may be currently, manufacturing and selling products for the treatment of facial wrinkles under the name Artecoll or ArteSense outside the United States. Following the establishment of ArteFill in the United States, we plan to explore opportunities to market and sell ArteFill in select international markets. To successfully enter into these markets and achieve desired revenues internationally, we may need to enforce our patent and trademark rights against third parties that we believe may be infringing on our rights. We have recently sent cease and desist letters to the entities we have knowledge of that are manufacturing and distributing PMMA-based dermal fillers that we believe infringe our patent, and forwarded such letters to the appropriate European authorities.
     The laws of some foreign countries do not protect intellectual property, including patents, to as great an extent as do the laws of the United States. Policing unauthorized use of our intellectual property is difficult, and there is a risk that despite the expenditure of significant financial resources and the diversion of management attention, any measures that we take to protect our intellectual property may prove inadequate in these countries. Our competitors in these countries may independently develop similar technology or duplicate our products, thus likely reducing our sales in these countries. Furthermore, some of our patent rights may be limited in enforceability to the United States or certain other select countries, which may limit our intellectual property rights abroad.
Risks Related to Government Regulation
ArteFill will be subject to ongoing regulatory review, and if we fail to comply with continuing U.S. and foreign regulations, ArteFill could be subject to a product recall or other regulatory action, which would seriously harm our business.
     Even though the FDA has approved the commercialization of ArteFill in the United States, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping related to ArteFill continue to be subject to extensive ongoing regulatory requirements. We are subject to ongoing FDA requirements for submission of safety and other post-market information and reports, including results from any post-marketing studies or vigilance required as a condition of approval. In particular, the FDA has required us to monitor the stability of the bovine collagen manufactured at our U.S. facility for sufficient time to support an 18-month expiration date, and to conduct a post-market study of 1,000 patients to examine the significance of delayed granuloma formation for a period of five years after their initial treatment. The FDA and similar governmental authorities in other countries have the authority to require the recall of ArteFill in the event of material deficiencies or defects in design, manufacture or labeling. Any recall of ArteFill would divert managerial and financial resources and harm our reputation among physicians and patients.
     Additionally, in connection with the ongoing regulation of ArteFill, the FDA or other regulatory authorities may also:

•	impose labeling and advertising requirements, restrictions or limitations, including the inclusion of warnings, precautions, contraindications or use limitations that could have a material impact on the future profitability of our product candidates;

•	impose testing and surveillance to monitor our products and their continued compliance with regulatory requirements; and

•	require us to submit products for inspection
     Any manufacturer and manufacturing facilities we use to make our products will also be subject to periodic unannounced review and inspection by the FDA. If a previously unknown problem or problems with a product or a manufacturing and laboratory facility used by us is discovered, the FDA or foreign regulatory agency may impose restrictions on that product or on the manufacturing facility, including requiring us to withdraw the product from the market. Material changes to an approved product, including the way it is manufactured or promoted, require FDA approval before the product, as modified, can be marketed. If we fail to comply with applicable regulatory requirements, a regulatory agency may:
•	issue warning letters;

•	impose fines and other civil or criminal penalties;

•	suspend or withdraw regulatory approvals for our products;

•	refuse to approve pending applications or supplements to approved applications filed by us;

•	delay, suspend or otherwise restrict our manufacturing, distribution, sales and marketing activities;

•	close our manufacturing facilities; or

•	seize or detain products or require a product recall.
     If any of these events were to occur, we would have limited or no ability to market and sell ArteFill, and our business would be seriously harmed.
If we, or the supplier of the calf hides used in our collagen, do not comply with FDA and other federal regulations, our supply of product could be disrupted or terminated.
     We must comply with various federal regulations, including the FDA’s Quality System Regulations, or QSRs, applicable to the design and manufacturing processes related to medical devices. In addition, Lampire Biological Labs, Inc., the supplier of the calf hides used in our collagen, also must comply with manufacturing and quality requirements imposed by the FDA and the USDA. If we or our supplier fail to meet or are found to be noncompliant with QSRs or any other requirements of the FDA or USDA, or similar regulatory requirements outside of the United States, obtaining the required regulatory approvals, including from the FDA, to use alternative suppliers or manufacturers may be a lengthy and uncertain process. A lengthy interruption in the manufacturing of one or more of our products as a result of non-compliance could adversely affect our product inventories and supply of products available for sale which could reduce our sales, margins and market share, as well as harm our overall business and financial results.
     The discovery of previously unknown problems with ArteFill may result in restrictions on the product, including withdrawal from manufacture. In addition, the FDA may revisit and change its prior determinations with regard to the safety or efficacy of ArteFill or our future products. If the FDA’s position changes, we may be required to change our labeling or cease to manufacture and market our products. Even prior to any formal regulatory action, we could voluntarily decide to cease the distribution and sale of, or to recall ArteFill if concerns about its safety or efficacy develop. In their regulation of advertising, the FDA and the Federal Trade Commission, or FTC, may issue correspondence alleging that our advertising or promotional practices are false, misleading or deceptive. The FDA and the FTC may impose a wide array of sanctions on companies for such advertising practices, which could result in any of the following:
•	incurring substantial expenses, including fines, penalties, legal fees and costs to comply with applicable regulations;

•	changes in the methods of marketing and selling products;

•	taking FDA-mandated corrective action, which may include placing advertisements or sending letters to physicians rescinding or correcting previous advertisements or promotions; or

•	disruption in the distribution of products and loss of sales until compliance with the FDA’s position is obtained.
     If any of the above sanctions are imposed on us, it could damage our reputation, and harm our business and financial condition. In addition, physicians may utilize ArteFill for uses that are not described in the product’s labeling or differ from those tested by us and approved by the FDA. While such “off-label” uses are common and the FDA does not regulate physicians’ choice of treatments, the FDA does restrict a manufacturer’s communications on the subject of off-label use. Companies cannot promote FDA-approved products for off-label uses, but under certain limited circumstances they may disseminate to practitioners’ articles published in peer-reviewed journals. To the extent allowed by law, we intend to distribute peer- reviewed articles on ArteFill and any future products to practitioners. If, however, our activities fail to comply with the FDA’s regulations or guidelines, we may be subject to warnings from, or enforcement action by, the FDA.

We have a manufacturing facility in Frankfurt, Germany, and will be subject to a variety of regulations in jurisdictions outside the United States that could have a material adverse effect on our business in a particular market or in general.
     We presently manufacture the PMMA microspheres used in ArteFill at our manufacturing facility in Germany. We are currently subject to a variety of regulations in Germany and expect to become subject to additional foreign regulations as we expand our operations. Our failure to comply, or assertions that we fail to comply, with these regulations, could harm our business in a particular market or in general. To the extent we decide to commence or expand operations in additional countries, government regulations in those countries may prevent or delay entry into, or expansion of operations in, those markets. For example, the government of the Netherlands has received a request to conduct an investigation into the safety of permanent injectable aesthetic products, which could lead to restrictions on the sale or use of these products, or heighten the requirements for qualifying or licensing these products for sale. In addition, other countries within the European Union, or EU, may request the EU to more strictly regulate dermal fillers based on the negative side effects, alleged or perceived negative side effects or concerns about the safety of dermal fillers that contain a permanent component being offered in Europe. A number of the permanent dermal fillers offered in Europe obtained a CE mark based on limited review and approval requirements. We are aware that stricter registration processes for dermal fillers in the EU have been implemented over the last five years, and further requirements may be imposed in the EU. We support these initiatives and are cooperating with the regulatory bodies in Europe to ensure that all manufacturers of permanent dermal fillers comply with strict and rigorous requirements that ensure patient safety, similar to the processes currently employed by the FDA and to which ArteFill was subject to, during our FDA review and approval process. Nevertheless, government actions such as these could increase our regulatory approval costs and delay or prevent the introduction of ArteFill in international markets.
We may be subject, directly or indirectly, to state healthcare fraud and abuse laws and regulations and, if we are unable to fully comply with such laws, could face substantial penalties.
     Our operations may be directly or indirectly affected by various broad state healthcare fraud and abuse laws. In particular, our activities with respect to ArteFill will potentially be subject to anti-kickback laws in some states, which prohibit the giving or receiving of remuneration to induce the purchase or prescription of goods or services, regardless of who pays for the goods or services. These laws, sometimes referred to as all-payor anti-kickback statutes, could be construed to apply to certain of our sales and marketing and physician training and support activities. In particular, our provision of practice support services such as marketing or promotional activities offered to trained and accredited physicians could be construed as an economic benefit to these physicians that constitutes an unlawful inducement of the physicians to recommend ArteFill to their patients. If our operations, including our anticipated business relationships with physicians who use ArteFill, are found to be in violation of these laws, we or our officers may be subject to civil or criminal penalties, including large monetary penalties, damages, fines and imprisonment. If enforcement action were to occur, our business and financial condition would be harmed.
Risks Related to Our Common Stock
We may be subject to the assertion of claims by our stockholders relating to prior financings, which could result in litigation and the diversion of our management’s attention.
     Investors in certain of our prior financings may allege that we failed to satisfy all of the requirements of applicable securities laws in that certain disclosures to these investors regarding our capitalization may not have been accurate in all material respects, paperwork might not have been timely filed in certain states and/or certain offerings may not have come within a private-placement safe harbor. We believe that any such claims would not succeed because we believe we have complied with these laws in all material respects, such claims would be barred pursuant to applicable statutes of limitations or such claims could be resolved through compliance with certain state securities laws. However, to the extent we do not succeed in defending against any such claims and any such claims are not barred or resolved, they could result in judgments for damages. Even if we are successful in defending these claims, their assertion could result in litigation and significant diversion of our management’s attention and resources.
The price of our common stock may be volatile, and any investments in our common stock could suffer a decrease in value.
     Prior to our initial public offering in December 2006, there has been no public market for our common stock. The market price for our common stock has been and is likely to remain volatile, and the stock markets in general, and the markets for medical technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. There have also been periods, sometimes extending for many months and even years, where medical technology stocks, especially of smaller earlier stage companies like us, have been out of favor and trading prices have remained low relative to other sectors. In addition, the average daily trading volume in our common stock has been relatively low, which can lead to volatility in our stock price.
     Price declines in our common stock could result from general market and economic conditions and a variety of other factors, including:

•	news that we will be required to raise additional capital to support our operations during 2008, the risks that we will not be able to raise the capital on a timely basis on acceptable terms or at all, and concerns regarding the potential dilution of such financing transaction;

•	negative publicity concerning ArteFill, including concerns expressed about ArteFill based on negative perceptions of non-FDA approved dermal fillers sold outside the United States;

•	adverse actions taken by regulatory agencies with respect to open investigations, including the ongoing investigation by the FDA’s Office of Criminal Investigations involving Drs. Gottfried and Stefan Lemperle and our company;

•	other adverse actions taken by regulatory agencies with respect to our products, manufacturing processes or sales and marketing activities or those of our competitors;

•	developments in any lawsuit involving us, our intellectual property or our product or product candidates;

•	announcements of technological innovations or new products by our competitors;

•	announcements of adverse effects of products marketed or in clinical trials by our competitors;

•	regulatory developments in the United States and foreign countries;

•	announcements concerning our competitors or the medical device, cosmetics or pharmaceutical industries in general;

•	developments concerning any future collaborative arrangements;

•	actual or anticipated variations in our operating results;

•	lack of securities analyst coverage or changes in recommendations by analysts;

•	deviations in our operating results from the estimates of analysts;

•	sales of our common stock by our founders, executive officers, directors, or other significant stockholders or other sales of substantial amounts of common stock;

•	changes in accounting principles; and

•	loss of any of our key management, sales and marketing or scientific personnel and any claims against us by current or former employees.
     Litigation has often been brought against companies whose securities have experienced volatility in market price. If litigation of this type were to be brought against us, it could harm our financial position and could divert management’s attention and our company’s resources.
You could experience substantial dilution of your investment as a result of subsequent exercises of our outstanding warrants and options.
     As of December 31, 2007, we had reserved approximately 8.0 million shares of our common stock for potential issuance upon the exercise of warrants and options (including outstanding warrants to purchase common stock, options already granted under our stock option plans, non-plan stock options already granted and shares reserved for future grant under our stock option plans), which represented approximately 36.2% of our common stock on a fully diluted basis (assuming the exercise of all outstanding warrants and options). Of the 8.0 million shares of common stock reserved at December 31, 2007, 3.1 million shares of common stock are reserved for outstanding stock options at a weighted average exercise price of $7.08 per share; 2.5 million shares of common stock are reserved for outstanding warrants to purchase common stock (after considering the impact of the warrant holder elections eliminating the automatic expiration and extending the terms of the warrants upon the closing of our initial public offering), at a weighted average exercise price $7.06 per share; and 2.4 million shares of common stock are reserved for future stock option grants under our 2006 Equity Incentive Plan. In February 2008, we issued 1,675,000 of warrants in relation to the financing arrangement with CHRP. 1,300,000 warrants have an exercise price of $5.00 while 375,000 warrants have an exercise price of $3.13. The issuance of these additional shares could dilute your ownership interest in our company.
Our certificate of incorporation, our bylaws and Delaware law contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.
     Provisions of our certificate of incorporation and bylaws and Delaware law may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our board of directors. These provisions include:

•	authorizing the issuance of “blank check” preferred stock without any need for action by stockholders;

•	providing for a classified board of directors with staggered terms;

•	requiring supermajority stockholder voting to effect certain amendments to our certificate of incorporation and bylaws;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.
     We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors. Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.
USE OF PROCEEDS
     The selling security holders identified below in the section titled “Selling Security Holders” will receive all of the proceeds from the sale of the shares offered by this prospectus. We will receive no proceeds from this offering, with the exception of proceeds received upon exercise of the warrants held by the selling security holders to the extent the selling security holders exercise their warrants in cash. We intend to use any proceeds we receive from the warrant exercises for general corporate purposes.
SELLING SECURITY HOLDERS
     The table below sets forth the name of the selling security holders, the number of shares of common stock beneficially owned by the selling security holders immediately prior to the date of this prospectus, the number of shares of common stock the selling security holders may acquire upon the exercise of their respective warrants, the number of shares that may be offered pursuant to this prospectus and the number of shares of common stock that will be beneficially owned by the selling security holders after the offering is completed. This information is based upon information provided to us by the selling security holders. For purposes of this table, beneficial ownership is determined in accordance with SEC rules, and includes voting power and investment power with respect to shares. Pursuant to these rules, shares issuable upon the exercise of any security held by the selling security holders that is exercisable for shares of our common stock within 60 days of April 14, 2008 is considered outstanding for purposes of calculating the percentage owned by such selling security holder. The percentage of shares held is based on a total of 16,514,163 shares of our common stock outstanding as of April 14, 2008. We have agreed to pay the fees and expenses of the registration of shares for one counsel of CHRP, up to $50,000 in the aggregate.
     Information about a selling security holder may change over time. Any updated information given to us by a selling security holder will be set forth in prospectus supplements if and when necessary.

	Securities Beneficially Owned					Shares Beneficially Owned
	Prior to Offering					After the Offering(1)
		Shares			Number of		Shares
		Underlying			Shares Being		Underlying
Selling Security Holder	Shares (2)	Warrants (3)	Total (4)	Percent	Registered	Shares	Warrants	Percent

Cowen Healthcare Royalty Partners, L.P. (5)	375,000	1,675,000	1,675,000	2.2%	1,675,000	—	—	—
Alavi Intervivos Trust (6)	14,741	4,705	14,741	*	4,705	10,036	—	*
Canderm Pharma (7)	5,882	5,882	5,882	*	5,882	—	—	—
Charles M. Ewell (8)	17,647	17,647	17,647	*	17,647	—	—	—
Charles P. Wilkins (9)	11,293	1,882	11,293	*	1,882	9,411	—	*

	Securities Beneficially Owned					Shares Beneficially Owned
	Prior to Offering					After the Offering(1)
		Shares			Number of		Shares
		Underlying			Shares Being		Underlying
Selling Security Holder	Shares (2)	Warrants (3)	Total (4)	Percent	Registered	Shares	Warrants	Percent

Christopher Dale (10)	34,279	14,558	34,279	*	14,558	19,721	—	*
Comerica Incorporated (11)	28,235	28,235	28,235	*	28,235	—	—	—
David Keefe (12)	3,595	941	3,595	*	941	2,654	—	*
Dorin Radu (13)	39,173	2,352	39,173	*	2,352	36,821	—	*
Fabio Migliaccio (14)	835	835	835	*	835	—	—	—
Floyd & Ellen Larson (15)	58,299	16,359	58,299	*	16,359	41,940	—	*
Frederick Sandvick (16)	14,685	4,705	14,685	*	4,705	9,980	—	*
Gail Gobbato Salvatierra (17)	10,801	4,705	10,801	*	4,705	6,096	—	*
Gregory Anderson(18)	3,528	3,528	3,528	*	3,528	—	—	—
Gregory Schneider (19)	21,645	16,940	21,645	*	16,940	4,705	—	*
Hanne Raymond (20)	14,791	4,705	14,791	*	4,705	10,086	—	*
Henry Teichholz & Julie Teichholz (21)	5,646	941	5,646	*	941	4,705	—	*
James Buckman (22)	1,136	1,136	1,136	*	1,136	—	—	—
Jamshid Hamidi (23)	4,705	4,705	4,705	*	4,705	—	—	—
Jeffrey C. Allard (24)	10,351	941	10,351	*	941	9,410	—	*
Jessie J. Knight, Jr. (25)	2,399	1,176	2,399	*	1,176	1,223	—	*
John Olbrich (26)	10,587	10,587	10,587	*	10,587	—	—	—
Joseph Cicini (27)	4,044	4,044	4,044	*	4,044	—	—	—
Joseph Family Living Trust (28)	3,529	588	3,529	*	588	2,941	—	*
Kelsie Derkatz (29)	4,140	588	4,140	*	588	3,552	—	*
Leo Satriawan (30)	1,176	1,176	1,176	*	1,176	—	—	—
Lisa Bea Alton Anderson (31)	8,115	2,469	8,115	*	2,469	5,646	—	*
Lone Jack Ranch, LP (32)	4,705	4,705	4,705	*	4,705	—	—	—
Mark Ransom (33)	17,957	4,705	17,957	*	4,705	13,252	—	*
Marshall Trabout (34)	5,646	941	5,646	*	941	4,705	—	*
Martin Moehr (35)	18,422	4,705	18,422	*	4,705	13,717	—	*
Michael Atallah (36)	941	941	941	*	941	—	—	—
Mira Habel (37)	1,310	1,060	1,310	*	1,060	250	—	*

	Securities Beneficially Owned					Shares Beneficially Owned
	Prior to Offering					After the Offering(1)
		Shares			Number of		Shares
		Underlying			Shares Being		Underlying
Selling Security Holder	Shares (2)	Warrants (3)	Total (4)	Percent	Registered	Shares	Warrants	Percent

Nasri Investment, LLC (38)	33,765	9,411	33,765	*	9,411	24,354	—	*
Nathalie Ransom (39)	897	235	897	*	235	662	—	*
Riyadh Taila (40)	5,286	1,411	5,286	*	1,411	3,875	—	*
Robert Dagosta (41)	7,307	2,352	7,307	*	2,352	4,955	—	*
Robert Daskal (42)	4,705	4,705	4,705	*	4,705	—	—	—
Ronald & Mary Doubt (43)	3,529	588	3,529	*	588	2,941	—	*
Sal Furnari (44)	1,129	188	1,129	*	188	941	—	*
Sassan Alavi (45)	92,147	21,082	92,147	*	21,082	71,065	—	*
SSE Taylor Partners, LLC (46)	108,234	14,117	108,234	*	14,117	94,117	—	*
Stefan Widensohler (47)	4,234	705	4,234	*	705	3,529	—	*
Stuart Young MD (48)	55,104	9,411	55,104	*	9,411	45,693	—	*
Ted Lellos (49)	480	480	480	*	480	—	—	—
Timothy Joseph Defined Pension Plan (50)	3,529	588	3,529	*	588	2,941	—	*
Tracy Howell (51)	3,025	2,352	3,025	*	2,352	673	—	*
Urs W. Schmid (52)	2,352	2,352	2,352	*	2,352	—	—	—
Wade Harb (53)	21,339	14,281	21,339	*	14,281	7,058	—	*
Wade Harb & Elham S. Harb JTWROS (54)	16,176	16,176	16,176	*	16,176	—	—	—

*	Less than 1%.

(1)	Because a selling security holder may sell all, part or none of his, her or its shares, we are unable to estimate the number of shares that will be held by a selling security holder upon resale of shares of common stock being registered hereby. We have, therefore, assumed for the purposes of the registration statement related to this prospectus that a selling security holder will exercise all of his, her or its warrants and sell all of the shares into which they are exercisable. See “Plan of Distribution.”

(2)	Consists of shares of common stock held by the selling security holder and any shares of common stock issuable upon the exercise of any security held by the selling security holder that is exercisable for shares of our common stock within 60 days of April 14, 2008.

(3)	Consists of shares of common stock issuable upon the exercise of warrants held by the selling security holder.

(4)	Consists of all shares of common stock and shares of common stock issuable upon the exercise of any security held by the selling security holder, regardless of whether such security is exercisable for shares of our common stock within 60 days of April 14, 2008.

(5)	CHRP holds one warrant exercisable for 375,000 shares of common stock anytime on or after February 12, 2008 and a second warrant exercisable for 1,300,000 shares of common stock anytime on or after February 12, 2009.

(6)	Alavi Intervivos Trust holds 10,036 shares of common stock and one warrant currently exercisable for 4,705 shares of common stock issued pursuant to our bridge loan financing.

(7)	Canderm Pharma holds one warrant currently exercisable for 5,882 shares of common stock issued pursuant to our Series D preferred stock financing.

(8)	Mr. Ewell holds one warrant currently exercisable for 17,647 shares of common stock issued pursuant to our Series D preferred stock financing.

(9)	Mr. Wilkins holds 9,411 shares of common stock and one warrant currently exercisable for 1,882 shares of common stock issued pursuant to our Series E preferred stock financing.

(10)	Mr. Dale holds 19,721 shares of common stock and one warrant currently exercisable for 14,558 shares of common stock issued pursuant to our Series C-1 preferred stock financing.

(11)	Comerica Incorporated holds one warrant currently exercisable for 28,235 shares of common stock issued pursuant to our Series E preferred stock financing.

(12)	Mr. Keefe holds 2,654 shares of common stock and one warrant currently exercisable for 941 shares of common stock issued pursuant to our bridge loan financing.

(13)	Mr. Radu holds 36,821 shares of common stock and one warrant currently exercisable for 2,352 shares of common stock issued pursuant to our bridge loan financing.

(14)	Mr. Migliaccio holds one warrant currently exercisable for 835 shares of common stock issued pursuant to our Series E preferred stock financing.

(15)	Mr. Larson individually holds 7,270 shares of common stock. Mr. and Mrs. Larson hold 34,670 shares of common stock and one warrant currently exercisable for 11,654 shares of common stock issued pursuant to our Series C-1 preferred stock financing and one warrant currently exercisable for 4,705 shares of common stock issued pursuant to our bridge loan financing.

(16)	Mr. Sandvick holds 9,980 shares of common stock and one warrant currently exercisable for 4,705 shares of common stock issued pursuant to our bridge loan financing.

(17)	Ms. Salvatierra holds 6,096 shares of common stock and one warrant currently exercisable for 4,705 shares of common stock issued pursuant to our bridge loan financing.

(18)	Mr. Anderson holds one warrant currently exercisable for 2,352 shares of common stock issued pursuant to our bridge loan financing and one warrant currently exercisable for 1,176 shares of common stock issued pursuant to our Series D preferred stock financing.

(19)	Mr. Schneider holds 4,705 shares of common stock, one warrant currently exercisable for 14,588 shares of common stock issued pursuant to our bridge loan financing and one warrant currently exercisable for 2,352 shares of common stock issued pursuant to our Series D preferred stock financing.

(20)	Ms. Raymond holds 10,086 shares of common stock and one warrant currently exercisable for 4,705 shares of common stock issued pursuant to our bridge loan financing.

(21)	Mr. and Mrs. Teichholz hold 4,705 shares of common stock and one warrant currently exercisable for 941 shares of common stock issued pursuant to our Series E preferred stock financing.

(22)	Mr. Buckman holds one warrant currently exercisable for 1,136 shares of common stock issued pursuant to our Series E preferred stock financing.

(23)	Mr. Hamidi holds one warrant currently exercisable for 4,705 shares of common stock issued pursuant to our bridge loan financing.

(24)	Mr. Allard holds 9,410 shares of common stock and one warrant currently exercisable for 941 shares of common stock issued pursuant to our Series E preferred stock financing.

(25)	Mr. Knight holds 1,223 shares of common stock and one warrant currently exercisable for 1,176 shares of common stock issued pursuant to our Series D preferred stock financing.

(26)	Mr. Olbrich holds one warrant currently exercisable for 4,705 shares of common stock issued pursuant to our bridge loan financing and one warrant currently exercisable for 5,882 shares of common stock issued pursuant to our Series D preferred stock financing.

(27)	Mr. Cicini holds one warrant currently exercisable for 4,044 shares of common stock issued pursuant to our Series C-1 preferred stock financing.

(28)	The Joseph Family Living Trust holds 2,941 shares of common stock and one warrant currently exercisable for 588 shares of common stock issued pursuant to our Series D preferred stock financing.

(29)	Ms. Derkatz holds 3,552 shares of common stock and one warrant currently exercisable for 588 shares of common stock issued pursuant to our Series D preferred stock financing.

(30)	Mr. Satriawan holds one warrant currently exercisable for 1,176 shares of common stock issued pursuant to our Series E preferred stock financing.

(31)	Ms. Anderson holds 5,646 shares of common stock, one warrant currently exercisable for 2,352 shares of common stock and one warrant currently exercisable for 117 shares of common stock issued pursuant to our bridge loan financing.

(32)	Lone Jack Ranch, LP holds one warrant currently exercisable for 4,705 shares of common stock issued pursuant to our bridge loan financing.

(33)	Mr. Ransom holds 13,252 shares of common stock and one warrant currently exercisable for 4,705 shares of common stock issued pursuant to our bridge loan financing.

(34)	Mr. Trabout holds 4,705 shares of common stock and one warrant currently exercisable for 941 shares of common stock issued pursuant to our Series E preferred stock financing.

(35)	Mr. Moehr holds 13,717 shares of common stock and one warrant currently exercisable for 4,705 shares of common stock issued pursuant to our bridge loan financing.

(36)	Mr. Atallah holds one warrant currently exercisable for 941 shares of common stock issued pursuant to our bridge loan financing.

(37)	Ms. Habel holds 250 shares of common stock, one warrant currently exercisable for 943 shares of common stock and one warrant currently exercisable for 117 shares of common stock issued pursuant to our bridge loan financing.

(38)	Nasri Investment, LLC holds 24,354 shares of common stock and one warrant currently exercisable for 9,411 shares of common stock issued pursuant to our bridge loan financing.

(39)	Ms. Ransom holds 662 shares of common stock and one warrant currently exercisable for 235 shares of common stock issued pursuant to our bridge loan financing.

(40)	Mr. Taila holds 3,875 shares of common stock and one warrant currently exercisable for 1,411 shares of common stock issued pursuant to our bridge loan financing.

(41)	Mr. Dagosta holds 4,955 shares of common stock and one warrant currently exercisable for 2,352 shares of common stock issued pursuant to our bridge loan financing.

(42)	Mr. Daskal holds one warrant currently exercisable for 4,705 shares of common stock issued pursuant to our Series E preferred stock financing.

(43)	Mr. and Mrs. Doubt hold 2,941 shares of common stock and one warrant currently exercisable for 588 shares of common stock issued pursuant to our Series D preferred stock financing.

(44)	Mr. Furnari holds 941 shares of common stock and one warrant currently exercisable for 188 shares of common stock issued pursuant to our Series E preferred stock financing.

(45)	Mr. Alavi holds 71,065 shares of common stock, one warrant currently exercisable for 16,941 shares of common stock and one warrant currently exercisable for 4,141 shares of common stock issued pursuant to our bridge loan financing

(46)	SSE Taylor Partners, LLC holds 94,117 shares of common stock and one warrant currently exercisable for 14,117 shares of common stock issued pursuant to our Series E preferred stock financing.

(47)	Mr. Widensohler holds 3,529 shares of common stock and one warrant currently exercisable for 705 shares of common stock issued pursuant to our Series D preferred stock financing.

(48)	Dr. Young holds 45,693 shares of common stock and one warrant currently exercisable for 9,411 shares of common stock issued pursuant to our bridge loan financing.

(49)	Mr. Lellos holds one warrant currently exercisable for 480 shares of common stock issued pursuant to our Series E preferred stock financing.

(50)	Timothy Joseph Defined Pension Plan holds 2,941 shares of common stock and one warrant currently exercisable for 588 shares of common stock issued pursuant to our Series D preferred stock financing.

(51)	Ms. Howell holds 673 shares of common stock and one warrant currently exercisable for 2,352 shares of common stock issued pursuant to our bridge loan financing.

(52)	Mr. Schmid holds one warrant currently exercisable for 2,352 shares of common stock issued pursuant to our bridge loan financing.

(53)	Mr. Harb holds 7,058 shares of common stock and one warrant currently exercisable for 11,764 shares of common stock and one warrant currently exercisable for 2,517 shares of common stock issued pursuant to our bridge loan financing.

(54)	Wade Harb & Elham S. Harb JTWROS holds one warrant currently exercisable for 16,176 shares of common stock issued pursuant to our Series C-1 preferred stock financing.
Our Relationship with Certain Selling Security Holders.
     As discussed above, we issued CHRP the CHRP Warrants in February 2008 in connection with a financing arrangement in which we raised $21.5 million. Under the Revenue Interest Financing and Warrant Purchase Agreement, or Revenue Agreement, CHRP acquired the right to receive a revenue interest on our U.S. net product sales from October 2007 through December 2017. We are required to pay a revenue interest on U.S. net product sales of ArteFill®, any improvements to ArteFill®, any internally developed products and any products in-licensed or purchased by us, provided that such improvements, internally developed, in-licensed or purchased products are primarily used for or have an FDA-approved indication in the field of cosmetic, aesthetic or dermatologic procedures. The scope of the products subject to CHRP’s revenue interest narrows following the date the cumulative payments we make to CHRP first exceed a specified multiple of the consideration paid by CHRP for the revenue interest. In addition, we are required to make two lump sum payments of $7.5 million to CHRP, the first in January 2012 and the second in January 2013.
     In the event of (i) a change of control, (ii) a bankruptcy or other insolvency event, (iii) subject to a cure period, material breach of the covenants, representations or warranties in the financing documents, each a “put event”, CHRP has the right to require us to repurchase from CHRP its revenue interest at a price in cash which equals the greater of (a) a specified multiple of cumulative payments made by CHRP under the Revenue Agreement less the cumulative payments previously paid by us to CHRP under the Revenue Agreement; or (b) the amount which will provide CHRP, when taken together with the payments previously paid under the Revenue Agreement, a specified rate of return. The Revenue Agreement contains certain customary representations, warranties and indemnities.
     As part of the financing, we also entered into a Note and Warrant Purchase Agreement, or the Note and Warrant Agreement, with CHRP pursuant to which we issued and sold to CHRP a 10% senior secured note in the principal amount of $6,500,000. The note has a term of five (5) years and bears interest at 10% per annum, payable monthly in arrears. We have the option to prepay all or a portion of the note at a premium. In the event of an event of default, with “event of default” defined as (i) a put event, (ii) a failure to pay the note when due, (iii) our material breach of its covenants and agreements in the Note and Warrant Agreement, (iv) our failure to perform an existing agreement with a third party that accelerates the majority of any debt in excess of $500,000 or (v) subject to a cure period, material breach of the covenants, representations or warranties in the financing documents, the outstanding principal and interest in the note, plus the prepayment premium, shall become immediately due and payable.

     Under the Revenue Agreement and the Note and Warrant Agreement, we have agreed not to, without the prior written consent of CHRP: (i) create any liens, other than specific permitted liens, (ii) sell or dispose of all of any material part of its business or property, (iii) merge or consolidate with or into any other business organization, with limited exceptions, (iv) incur any debt other than specific permitted debt, and (v) pay any distributions or dividends to holders of its capital stock. We have also agreed to take actions to maintain CHRP’s security interests and to take commercially reasonable actions to maintain its intellectual property and other assets.
     Pursuant to the terms of the Revenue Agreement and the Note and Warrant Agreement, we entered into security agreements in favor of CHRP to secure our performance under the financing documents. Under the security agreement contemplated by the Revenue Agreement, we granted to CHRP a security interest in and to the rights underlying the revenue interest, including our intellectual property, regulatory approvals, clinical data, license and other rights related to ArteFill® and to any other products included in the revenue interest, or the Underlying Rights. We also granted to CHRP a second priority interest in the Underlying Rights, and a first priority interest in all other assets of the Company, under the security agreement contemplated by the Note and Warrant Agreement. Subject to certain limits, the security agreements permit us to obtain a revolving line of credit secured by our inventory and accounts receivable. In addition to the security agreements, we entered into a joint bank account arrangement with CHRP that provides that the revenue interest percentage will be transferred each business day to CHRP.
     Under the CHRP IRA, we agreed to elect two individuals designated by CHRP to our Board of Directors, including: (i) an employee of CHRP, or the CHRP Director, and (ii) an individual with relevant experience in the Company’s industry and who is acceptable to a majority of the then serving directors on the Board, or the Industry Director. On February 12, 2008, Todd Davis, a Managing Director of Cowen Healthcare Royalty Management, LLC, the investment advisor to Cowen Healthcare Royalty Partners, L.P., was elected to the Board as the CHRP Director. The Industry Director will be elected when CHRP and our Board identify a qualified candidate. Mr. Davis was elected as a Class I director, with a term ending at the annual meeting of stockholders held in 2010. The Industry Director will serve as a Class II director, with a term ending at the annual meeting of stockholders held in 2011. Our Board will, subject to its fiduciary obligations, use commercially reasonable efforts to continue to nominate two individuals designated by CHRP to serve as the CHRP and Industry Directors at each election of directors until the earliest to occur of: (i) December 31, 2017, (ii) the date the cumulative payments to CHRP made by the Company with respect to the Revenue Agreement first exceed a specified multiple of the consideration paid to the Company by CHRP or (iii) upon a change of control. If at any time the CHRP Director is not serving on the Board, CHRP will have a right to participate in all meetings of the Board in a nonvoting observer capacity.
     In November 2006, we entered into a loan and security agreement with Comerica Bank consisting of a revolving line of credit for up to $5,000,000 and a term loan for up to $5,000,000. In February 2008, we used some of the proceeds from the financing arrangement with CHRP to payoff and terminate our existing credit facility with Comerica Bank.
PLAN OF DISTRIBUTION
     We are registering the resale of shares of common stock issuable upon exercise of warrants held by the selling security holders listed in the section titled “Selling Security Holders.” Under the CHRP IRA, we are required to use commercially reasonable efforts to keep the registration statement on Form S-3 effective until the earlier of (i) February 12, 2014, (ii) the date none of the shares of common stock issuable upon exercise of the warrants qualify as registrable securities under the CHRP IRA, (iii) the date on which all of the shares may be sold in a single transaction by CHRP or the holders of the CHRP Warrants to the public pursuant to Rule 144, (iv) the date on which CHRP or the holders of the CHRP Warrants transferred all of the shares, or (v) upon termination of the CHRP IRA.
     We will not receive any proceeds from the sale of the common stock by the selling security holders, but we have agreed, in certain cases, to pay the following expenses of the registration of such common stock:
•	all registration and filing fees;

•	fees of any transfer agent and registrar;

•	fees and expenses of compliance with securities or blue sky laws;

•	printing expenses;

•	fees and disbursements of counsel for the Company and its independent certified public accountants;

•	the Company’s internal expenses; and

•	the expenses and fees for listing the securities to be registered on each securities exchange or quotation system.

     We have no obligation to pay any underwriting fees, discounts or commissions attributable to the resale of the securities by the selling security holders. Under the CHRP IRA, we have agreed to pay the fees and expenses of the registration of shares for one counsel of CHRP, up to $50,000 in the aggregate.
     The selling security holders may from time to time sell the securities covered by this prospectus directly to purchasers. Alternatively, the selling security holders may from time to time offer such securities through dealers or agents, who may receive compensation in the form of commissions from the selling security holders and for the purchasers of such securities for whom they may act as agent. The securities may be sold in one or more transactions at fixed prices, at prevailing market prices, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices.
     These sales may be effected in cross, block or other types of transactions:
•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the securities may be listed or quoted at the time of sale;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any other legally available means.
     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
     The selling security holders and any dealers or agents that participate in the distribution of such securities may be deemed to be “underwriters” within the meaning of the Securities Act and any profit on the resale of the securities by them and any commissions received by any of these dealers or agents might be deemed to be underwriting commissions under the Securities Act.
     In connection with the distribution of the securities covered by this prospectus:
•	the selling security holders may enter into hedging transactions with broker-dealers;

•	the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with the selling security holders;

•	the selling security holders may sell the securities short and deliver the securities to close out these short positions;

•	the selling security holders may enter into option or other transactions with broker-dealers that involve the delivery of the securities to the broker-dealers, who may then resell or otherwise transfer the securities; and

•	the selling security holders may loan or pledge the securities to a broker-dealer or other person or entity and the broker-dealer or other person or entity may sell the securities so loaned or upon a default may sell or otherwise transfer the pledged securities.
     Persons participating in the distribution of the securities offered by this prospectus may engage in transactions that stabilize the price of the securities. The anti-manipulation rules of Regulation M under the Securities Exchange Act may apply to sales of the securities in the market and to the activities of the selling security holders.
     To the extent required, the securities to be sold, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in a prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

EXPERTS
     Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2007, and the effectiveness of our internal control over financial reporting as of December 31, 2007, as set forth in their reports (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.
LEGAL MATTERS
     The legality of the securities offered hereby and certain other legal matters in connection therewith have been passed upon for us by Heller Ehrman LLP, San Diego, California.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. We maintain a website at www.artesmedical.com. The information contained on our website is not incorporated by reference in this prospectus and you should not consider it a part of this prospectus.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be an important part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that have previously been filed with the SEC:
•	Annual Report on Form 10-K for the year ended December 31, 2007, filed March 14, 2008;

•	Amended Annual Report on Form 10-K/A for the year ended December 31, 2007, filed on April 22, 2008;

•	Current Reports on Form 8-K filed January 30, 2008, February 13, 2008, February 20, 2008 and March 5, 2008; and

•	The description of the Common Stock contained in the Registrant’s Registration Statement on Form 8-A (Commission File No. 001-33205), as filed with the Commission on December 11, 2006, including any amendment or report filed for the purpose of updating such description.
     We are also incorporating by reference additional documents that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus until all shares of the securities described in this prospectus are sold by the selling security holders. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including our compensation committee report and performance graph (included in the Annual Report on Form 10-K) or any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or certain exhibits furnished pursuant to Item 9.01 of Form 8-K.
     You may request a copy of any documents incorporated by reference in this prospectus, at no cost, by writing or telephoning us at the following address and telephone number:
Artes Medical, Inc.
5870 Pacific Center Boulevard
San Diego, California 92121
(858) 550-9999
     Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus and any accompanying prospectus supplement.
     You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with information different from that contained in this prospectus. This prospectus may be used only where it is legal to sell the common stock of Artes Medical, Inc. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sale of the common stock of Artes Medical, Inc.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
     All statements included or incorporated by reference in this prospectus and in any accompanying prospectus supplement, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. This prospectus contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, our business, our beliefs and our management’s assumptions. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls and conference calls. Words such as “expect,” “anticipate,” “outlook,” “could,” “target,” “project,” “intend,” “plan,” “believe,” “seek,” “estimate,” “should,” “may,” “assume,” or “continue,” and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecast by our forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this prospectus, and in particular, the risks discussed under the heading “Risk Factors” and those discussed in other documents we file with the Securities and Exchange Commission. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus and in the documents incorporated in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on such forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions or otherwise. These risks and uncertainties are discussed in more detail under “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in our reports and other documents on file with the SEC. You may obtain copies of these documents as described under “Where You Can Find Additional Information.”
DESCRIPTION OF SECURITIES TO BE REGISTERED
     A description of our common stock can be found in our Registration Statement on Form 8-A (Commission File No. 001-33205), as filed with the Commission on December 11, 2006, including any amendment or report filed for the purpose of updating such description, which is incorporated by reference herein.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses to be paid by the Registrant in connection with the common stock being registered. All amounts are estimates.

Amount
to be paid

SEC registration fee	$86
Legal fees and expenses	$25,000
Accounting fees and expenses	$10,000
Printing and engraving	$10,000
Miscellaneous	$5,000

Total	$50,086

Item 15. Indemnification of Directors and Officers
          Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Securities Act”).
          As permitted by the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director.
          As permitted by the Delaware General Corporation Law, the amended and restated bylaws of the Registrant provide that (1) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (2) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (3) the rights conferred in the amended and restated bylaws are not exclusive.
          The Registrant has entered into indemnification agreements with each of its directors and executive officers to give such directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and to provide additional procedural protections. The Registrant also intends to enter into indemnification agreements with any new directors and executive officers in the future.
          In August 2005, Elizabeth Sandor, an individual residing in San Diego, California, filed a complaint against the Registrant, Drs. Gottfried Lemperle, Stefan Lemperle and Steven Cohen in the Superior Court of the State of California for the County of San Diego. The complaint, as amended, set forth various causes of action against the Registrant, including product liability, fraud, negligence and negligent misrepresentation, and alleged that Dr. Gottfried Lemperle, our co-founder, former Chief Scientific Officer and a former director, treated Ms. Sandor with Artecoll and/or ArteFill in violation of medical licensure laws, that the product was defective and unsafe because it had not received FDA approval at the time it was administered to Ms. Sandor, and that Ms. Sandor suffered adverse reactions as a result of the injections. In addition, the complaint alleged that Dr. Gottfried Lemperle and his son, Dr. Stefan Lemperle, the Registrant’s co-founder, former Chief Executive Officer and a former director, falsely represented to her that the product had received an approvability letter from the FDA and was safe and without the potential for adverse reactions. The complaint also alleged medical malpractice against Dr. Cohen, the lead investigator in our U.S. clinical trial, for negligence in treating Ms. Sandor for the adverse side effects she experienced. Ms. Sandor sought damages in an unspecified amount for pain and suffering, medical and incidental expenses, loss of earnings and earning capacity, punitive and exemplary damages, reasonable attorneys’ fees and costs of litigation. On June 1, 2006, the parties filed a stipulation to dismiss the case without prejudice and to toll the statute of limitations. The court dismissed the case on June 5, 2006 as stipulated by the parties, and Ms. Sandor was allowed to refile her case at any time within 18 months from that date.

          On December 5, 2007, Ms. Sandor re-filed a complaint for personal injury, compensatory and punitive damages against the Registrant, Dr. Gottfried Lemperle, Dr. Stefan Lemperle and Dr. Steven Cohen. The complaint contains many of the same allegations contained in the initial complaint filed in September 2005. The complaint sets forth various causes of action and alleges that Dr. Gottfried Lemperle administered injections of a product of ours in violation of medical licensure laws, that the product was defective and unsafe in that it had not received FDA approval at the time it was administered to Ms. Sandor, and that Ms. Sandor suffered adverse reactions as a result of the injections. Ms. Sandor is seeking damages in an unspecified amount for special and actual damages, medical and incidental expenses, incidental and consequential damages, punitive and exemplary damages, reasonable attorney’s fees and costs of litigation. The Registrant is preparing a demurrer to the complaint and written discovery has commenced in this matter. The Registrant has notified its directors’ and officers’ liability insurance carrier of Ms. Sandor’s claims and requested both a defense and indemnification for all claims advanced by Ms. Sandor. The Registrant’s insurance carrier had declined coverage.
          The FDA’s Office of Criminal Investigations is conducting an investigation which the Registrant believes may concern improper uses of the Registrant’s product prior to FDA approval by the Registrant and Drs. Gottfried Lemperle and Stefan M. Lemperle, both of whom are former officers and directors. In November 2006, the Registrant contacted the FDA’s Office of Criminal Investigations. That office confirmed the ongoing investigation, but declined to provide any details of the investigation, including the timing, status, scope or targets of the investigation. The Registrant has not been, and to its knowledge, neither Drs. Gottfried Lemperle nor Stefan M. Lemperle nor any of its other former or current officers and directors have been contacted by the FDA regarding this investigation. As a result, the Registrant has no direct information from the FDA regarding the subject matter of this investigation. Since initiating a call in February 2008, the Registrant has not received any communications from the FDA’s Office of Criminal Investigations or the U.S. Attorney’s office regarding this matter. As a result, we have no information regarding when any investigation may be concluded or whether the U.S. Attorney’s office may commence an action, and we are unable to predict the outcome of the foregoing matters or any other inquiry by the FDA or any other authorities. If any proceeding or action is instituted by the FDA or another government agency against any of the Registrant’s former or current officers and directors regarding improper uses of the Registrant’s product prior to FDA approval, the officers and directors named in these proceedings or actions may request indemnification by the Registrant.
          The indemnification provisions in the Registrant’s amended and restated certificate of incorporation, amended and restated bylaws and the indemnification agreements entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.
          The Registrant has obtained liability insurance for its officers and directors.
Item 16. Exhibits
     (a) Exhibits

Exhibit No.	Description

4.1(1)	Specimen common stock certificate.

4.2(2)	Revenue Interest Financing and Warrant Purchase Agreement, between Artes Medical, Inc. and Cowen Healthcare Royalty Partners, L.P., dated February 12, 2008.

4.3(2)	Warrant to purchase 375,000 shares of common stock, dated February 12, 2008, issued to Cowen Healthcare Royalty Partners, L.P.

4.4(2)	Note and Warrant Purchase Agreement, between Artes Medical, Inc. and Cowen Healthcare Royalty Partners, L.P., dated February 12, 2008.

4.5(2)	Warrant to purchase 1,300,000 shares of common stock, dated February 12, 2008, issued to Cowen Healthcare Royalty Partners, L.P.

4.6(2)	Investor Rights Agreement, between Artes Medical, Inc. and Cowen Healthcare Royalty Partners, L.P., dated February 12, 2008.

4.7(1)	Amended and Restated Investor Rights Agreement dated June 23, 2006, by and among Artes Medical, Inc. and the stock and warrant holders listed on Schedule A thereto, as corrected.

4.8(1)	Form of warrant to purchase common stock, issued to certain investors in a bridge loan financing transaction.

4.9(1)	Form of warrant to purchase Series C-1 preferred stock, issued to certain investors in a bridge loan financing transaction.

4.10(1)	Form of warrant to purchase common stock, issued to certain investors in our Series D preferred stock financing. 4.11(1) Form of warrant to purchase Series D preferred stock, issued to certain investors in a bridge loan financing transaction.

4.12(1)	Form of warrant to purchase Series E preferred stock issued to certain investors in our Series E preferred stock financing.

4.13(1)	Amendment dated June 23, 2006, to warrant to purchase common stock, issued to certain investors in a bridge loan financing transaction, entered into by us and each of the warrant holders listed on Exhibit A thereto.

Exhibit No.	Description

4.14(1)	Amendment dated June 23, 2006, to warrant to purchase Series C-1 preferred stock, issued to certain investors in a bridge loan financing transaction, entered into by us and each of the warrant holders listed on Exhibit A thereto.

4.15(1)	Amendment dated June 23, 2006, to warrant to purchase common stock, issued to certain investors in our Series D preferred stock financing, entered into by us and each of the warrant holders listed on Exhibit A thereto.

4.16(1)	Amendment dated June 23, 2006, to warrant to purchase Series D preferred stock, issued to certain investors in a bridge loan financing transaction, entered into by us and each of the warrant holders listed on Exhibit A thereto.

4.17(1)	Warrant to purchase 28,235 shares of Series E preferred stock issued to Comerica Bank on November 27, 2006.

5.1	Opinion of Heller Ehrman LLP.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Heller Ehrman LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature page).

(1)	Incorporated by reference to the exhibit filed with or incorporated by reference in the Registrant’s Registration Statement on Form S-1 (File No. 333-134086), dated December 19, 2006.

(2)	Incorporated by reference to the exhibit filed with or incorporated by reference in the Registrant’s Annual Report on Form 10-K, filed March 14, 2008.
Item 17. Undertakings
     (a) The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
     (i) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (ii) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     (5) That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
     (i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;
     (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
     (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
     (iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than for the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 23rd day of April, 2008.

ARTES MEDICAL, INC.
By:	/s/ Diane S. Goostree
Diane S. Goostree
President and Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, Diane S. Goostree and Peter C. Wulff, and each of them, as his or her attorney-in-fact, each with full power of substitution and re-substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments), and any and all Registration Statements filed pursuant to Rule 462 under the Securities Act of 1933, in connection with or related to the offering contemplated by this Registration Statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by each of said attorneys-in-fact, or his substitute or substitutes, to any and all amendments to said Registration Statement.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Christopher J. Reinhard Christopher J. Reinhard	Executive Chairman of the Board of Directors	April 23, 2008

/s/ Diane S. Goostree Diane S. Goostree	President, Chief Executive Officer and Director (principal executive officer)	April 23, 2008

/s/ Peter C. Wulff Peter C. Wulff	Executive Vice President and Chief Financial Officer (principal financial and accounting officer)	April 23, 2008

/s/ John R. Constantino John R. Costantino	Director	April 23, 2008

/s/ Lon E. Otremba Lon E. Otremba	Director	April 23, 2008

/a/ Beverly A. Huss Beverly A. Huss	Director	April 23, 2008

/s/ Robert B. Sherman Robert B. Sherman	Director	April 23, 2008

/s/ Todd C. Davis Todd C. Davis	Director	April 23, 2008

ARTES MEDICAL, INC.
INDEX TO EXHIBITS

Exhibit No.	Description
4.1(1)	Specimen common stock certificate.

4.2(2)	Revenue Interest Financing and Warrant Purchase Agreement, between Artes Medical, Inc. and Cowen Healthcare Royalty Partners, L.P., dated February 12, 2008.

4.3(2)	Warrant to purchase 375,000 shares of common stock, dated February 12, 2008, issued to Cowen Healthcare Royalty Partners, L.P.

4.4(2)	Note and Warrant Purchase Agreement, between Artes Medical, Inc. and Cowen Healthcare Royalty Partners, L.P., dated February 12, 2008.

4.5(2)	Warrant to purchase 1,300,000 shares of common stock, dated February 12, 2008, issued to Cowen Healthcare Royalty Partners, L.P.

4.6(2)	Investor Rights Agreement, between Artes Medical, Inc. and Cowen Healthcare Royalty Partners, L.P., dated February 12, 2008.

4.7(1)	Amended and Restated Investor Rights Agreement dated June 23, 2006, by and among Artes Medical, Inc. and the stock and warrant holders listed on Schedule A thereto, as corrected.

4.8(1)	Form of warrant to purchase common stock, issued to certain investors in a bridge loan financing transaction.

4.9(1)	Form of warrant to purchase Series C-1 preferred stock, issued to certain investors in a bridge loan financing transaction.

4.10(1)
Form of warrant to purchase common stock, issued to certain investors in our Series D preferred stock financing. 4.11(1) Form of warrant to purchase Series D preferred stock, issued to certain investors in a bridge loan financing transaction.

4.12(1)	Form of warrant to purchase Series E preferred stock issued to certain investors in our Series E preferred stock financing.

4.13(1)
Amendment dated June 23, 2006, to warrant to purchase common stock, issued to certain investors in a bridge loan financing transaction, entered into by us and each of the warrant holders listed on Exhibit A thereto.

4.14(1)
Amendment dated June 23, 2006, to warrant to purchase Series C-1 preferred stock, issued to certain investors in a bridge loan financing transaction, entered into by us and each of the warrant holders listed on Exhibit A thereto.

4.15(1)
Amendment dated June 23, 2006, to warrant to purchase common stock, issued to certain investors in our Series D preferred stock financing, entered into by us and each of the warrant holders listed on Exhibit A thereto.

4.16(1)
Amendment dated June 23, 2006, to warrant to purchase Series D preferred stock, issued to certain investors in a bridge loan financing transaction, entered into by us and each of the warrant holders listed on Exhibit A thereto.

4.17(1)	Warrant to purchase 28,235 shares of Series E preferred stock issued to Comerica Bank on November 27, 2006.

5.1	Opinion of Heller Ehrman LLP.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Heller Ehrman LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature page).

(1)	Incorporated by reference to the exhibit filed with or incorporated by reference in the Registrant’s Registration Statement on Form S-1 (File No. 333-134086), dated December 19, 2006.

(2)	Incorporated by reference to the exhibit filed with or incorporated by reference in the Registrant’s Annual Report on Form 10-K, filed March 14, 2008.